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REGISTRANT'S NAME Giraudan

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FILE NO. 82- 05087

FISCAL YEAR 12-31-06

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Full Year Results 2006 - Sustained leadership position

- Sales of CHF 2,909 million, growth of 3.5% in local currencies
- Gross profit of CHF 1,436 million, resulting in a gross margin of 49.4%
- Operating profit at a comparable basis increased to CHF 550 million
- Net profit sustained at CHF 412 million
- Earnings per share CHF 58.62
- Proposed dividend of CHF 18.80 per share (previous year CHF 17.60), an increase of 7%

Geneva, Switzerland, 20 February 2007. In 2006, Givaudan's total sales increased to CHF 2,909 million, representing a 4.7% rise in Swiss Francs and a 3.5% rise in local currencies. Despite the continued ingredients streamlining in both divisions, the company continued to deliver above market sales growth for the sixth consecutive year. This streamlining impacted annual sales by CHF 33 million. Without this effect, sales in local currencies would have increased by 4.9%

The Fragrance Division recorded sales of CHF 1,223 million, resulting in a growth rate of 6.9% in local currencies and 8.2% in Swiss francs. This result was based on the strong performance of all three core businesses namely Fine Fragrances, Consumer Products and speciality ingredients. Fine Fragrance sales grew at a double-digit rate following last year's flat development. Consumer Products again significantly outgrew the market. In Fragrance Ingredients, commodities continued to be streamlined, whilst specialties delivered a double-digit growth rate.

The Flavour Division recorded sales of CHF 1,686 million, representing a growth rate of 1.2% in local currencies and 2.4% in Swiss Francs. The streamlining of commodity ingredients impacted flavour sales by CHF 16 million, mainly in North America and in Europe, Africa and Middle East (EAME). Without this effect, the underlying sales growth would have been 2.3% in local currencies. Latin America, EAME and China continued to show strong growth, whilst sales in the mature markets of North America and Japan declined. The Confectionery, Dairy and Savoury segments continued on their solid growth paths, whereas Beverage sales suffered, primarily in North America and Japan.

Givaudan's gross profit margin further improved to 49.4% from 48.9% in 2005. This sound performance underlines Givaudan's continuous efforts to improve efficiency and productivity in the supply chain and allowed the company to offset the increase in raw material costs. The Group's net profit after tax rose to CHF 412 million, up 1.5% compared to the very strong previous year's result. Earnings per share rose to CHF 58.62 from CHF 56.57, due to a lower number of outstanding shares and the increase in net profit. Cash flow generation continued to be strong, amounting to CHF 449 million at the end of 2006. The equity-to-asset ratio further improved to 59%.

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The Board of Directors will recommend at the next Annual General Meeting, which takes place on 30 March 2007 in Geneva, to increase the ordinary dividend to CHF 18.80 from the CHF 17.60 paid in 2006. This represents the sixth successive total dividend per share increase since the company went public in 2000.

In 2006, several new initiatives and projects were launched to maintain and further expand Givaudan's market position. The Accelerated Sales Growth Strategies for both divisions were developed over several months and introduced in July. Givaudan's management identified specific growth opportunities in key strategic areas, respective initiatives were developed and action plans are being implemented. At its meetings in 2006, the Board of Directors analysed and discussed in depth various options to complement Givaudan's strategy of profitable organic growth by value adding acquisitions. As a result, an announcement was made on 22 November 2006 to acquire Quest International, a division of Imperial Chemical Industries PLC. This acquisition is complementary to Givaudan's organic growth strategy and will enable Givaudan to implement its growth initiatives even faster.

Givaudan is well positioned for another good result in a transition year

Key figures 2006

In Mio CHF except per share data	**2006**	**2005**
Group Sales	2,909	2,778
Fragrances Sales	1,223	1,131
Flavour Sales	1,686	1,647
Gross Profit	1,436	1,359
as % of sales	*49.4*	*48.9*
EBITDA at comparable basis[1)3)]	660	640
as % of sales	*22.7*	*23.0*
EBITDA[1)]	628	640
as % of sales	*21.6*	*23.0*
Operating Profit at comparable basis[2)]	550	534
as % of sales	*18.9*	*19.2*
Operating Profit	514	513
as % of sales	*17.7*	*18.5*
Net Income	412	406
as % of sales	*14.2*	*14.6*
Eamings per share (basic)	58.62	56.57

In Mio CHF	**31 December 2006**	**31 December 2005**
Current assets	*1,920*	*1,723*
Non-current assets	*2,780*	*2,793*
Total Assets	**4,700**	**4,516**
Current liabilities	*619*	*763*
Non-current liabilities	*1,285*	*1,316*
Equity	*2,796*	*2,437*
Total liabilities and equity	**4,700**	**4,516**

1) EBITDA: Earnings Before Interest (and other financial income), Taxes, Depreciation and Amortisation.

This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

2) Comparable operating profit for 2006 excludes restructuring charges, long-lived asset impairments, a one time gain on a land disposal and the net cost of the butter flavour litigation case settlement. Comparable operating profit for 2005 excludes long-lived asset impairments.

3) Comparable EBITDA for 2006 excludes restructuring charges, a one time gain on a land disposal and the net cost of the butter flavour litigation case settlement

Fragrance Division

In 2006, the Fragrance Division recorded sales of CHF 1,223 million, resulting in a growth rate of 6.9% in local currencies and 8.2% in Swiss francs. This result is based on the strong performance of all three core businesses namely Fine Fragrances, Consumer Products and speciality ingredients.

Fine Fragrance sales grew at a double-digit rate following last year's flat development. Consumer Products again significantly outgrew the market. In Fragrance Ingredients, commodities continued to be streamlined, whilst specialties delivered a double-digit growth rate.

The division's operating profit increased to CHF 195 million, resulting in an increased operating margin of 15.9% versus 14.2% in 2005. The favourable product mix, due to the higher share of fine fragrance and speciality ingredients sales, had a positive impact on the operating margin. In addition, increased volumes led to a higher absorption of fixed production costs. These favourable developments more than compensated for further increases of raw material prices and price pressure from customers. In addition, these developments enabled the division to further invest in marketing and product development in order to sustain the excellent growth momentum.

Important investments have been made in 2006 to further increase the degree of automation and the capacity of the compounding facilities. This will enable Givaudan to sustain its high service levels, which are unique in the industry. The Mount Olive, USA, production facilities are being expanded and additional compounding robots were installed. In Vernier, Switzerland, a high capacity mixing tank, the largest in the industry, was installed.

The creative team of perfumers has been strengthened by students who have graduated from Givaudan's Perfumery School, located in Paris. In autumn, a new three-year programme started with promising young talents, laying the foundation for sustained future success.

Flavour Division

In 2006, the Flavour Division recorded sales of CHF 1,686 million, representing a growth rate of 1.2% in local currencies and 2.4% in Swiss Francs. The streamlining of commodity ingredients impacted flavour sales by CHF 16 million, mainly in North America and in Europe, Africa and Middle East (EAME). Without this effect, the underlying sales growth would have been 2.3% in local currencies. Latin America, EAME and China continued to show strong growth, whilst sales in the mature markets of North America and Japan declined. The Confectionery, Dairy and Savoury segments continued on their solid growth paths, whereas Beverage sales suffered, primarily in North America and Japan.

The operating margin decreased from 21.4% to 18.9%., resulting in an operating profit of CHF 319 million. On a comparable basis, the operating margin declined from 22.6% to 21.1%. This comparison excludes asset impairments and restructuring charges for site closures (2005, 2006), the one time impact of the butter flavour claims and the net income from a sale of land (2006). Increased expenses to fund the growth strategies of the division and higher raw material prices were the reasons for the margin decrease.

Givaudan strengthened its position as the clear industry leader through important investments. The inauguration of the Shanghai creation, technology and production centre in November was a significant milestone for Givaudan in Asia and especially in the fast-growing market in China.

This afternoon, 20 February, at 15.00 CET, a conference call between the company and analysts/investors will be broadcasted on Givaudan's web site http://www.givaudan.com.

Available Documents and Links:
Annual Report 2006
Financial Report 2006
Full Year 2006 Results Presentation

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan
Leading Sensory Innovation



Annual Report 2006

Key Figures

in millions of Swiss francs, except for per share data	2006	2005
Sales	2,909	2,778
Gross profit	1,436	1,359
as % of sales	*49.4%*	*48.9%*
EBITDA at comparable basis [a c]	660	640
as % of sales	*22.7%*	*23.0%*
EBITDA [a]	628	640
as % of sales	*21.6%*	*23.0%*
Operating profit at comparable basis [b]	550	534
as % of sales	*18.9%*	*19.2%*
Operating profit	514	513
as % of sales	*17.7%*	*18.5%*
Result attributable to equity holders of the parent	412	406
as % of sales	*14.2%*	*14.6%*
Earnings per share – basic (CHF)	58.62	56.57
Earnings per share – diluted (CHF)	58.22	56.17
Operating cash flow	449	502
as % of sales	*15.4%*	*18.1%*

a) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

b) Comparable operating profit for 2006 excludes: restructuring charges, long-lived assets impairments, a one time gain on a land disposal and the net cost of the butter flavours litigation case settlement. Comparable operating profit for 2005 excludes: long-lived assets impairments.

c) Comparable EBITDA for 2006 excludes: restructuring charges, a one time gain on land disposal and the net cost of the butter flavours litigation case settlement.

Sales by Division

Sales Flavours 58%
CHF 1,686 million
+2.4% in Swiss francs
+1.2% in local currencies

Sales Fragrances 42%
CHF 1,223 million
+8.2% in Swiss francs
+6.9% in local currencies

Total Sales
CHF 2,909 million
+4.7% in Swiss francs
+3.5% in local currencies



Fragrances 42%
Flavours 58%


FANCL

In the last 25 years, China has seen a fast, multi-facetted development. Market-based economic reforms started and helped lift hundred millions of people out of poverty, bringing the poverty rate down from 53% of population in 1981 to substantially below 10% nowadays (World Bank). Today, China is the world's largest producer of steel and concrete, and uses a third of the world's steel, over half of the world's concrete, and is the second largest importer and user of world oil. Shanghai alone uses as much concrete as Germany. Disposable income has risen over the years and millions of people have reached living standards that are in line with the developed regions of the world. Hand in hand with these developments, lifestyles in China are changing. More and more industrially produced goods are asked for by the end consumers, raising the importance of fragrances and flavours.

The Chinese market for fragrances and flavours developed nearly as quick as the whole economy with growth rates of 4-7%, which is double the rate of the mature Western markets. In the 1980s this market was still dominated by state-owned fragrance and flavour houses, which used mainly single chemicals rather than compounds. The 1990s have seen the entry of foreign fragrance and flavour houses, with Givaudan operating out of Hong Kong and founding a joint venture in Shanghai in 1995. Today, more and more privately owned Chinese companies enter into the fast growing, promising domain of fragrances and flavours.

Despite the fast development, China remains a country of contrasts. Old and new, rural and urban, poor and rich, simple and sophisticated: they all exist side-by-side, and these contrasts have implications on the development of habits and preferences for different products. You don't have to go far from an area where the normal practice is hand washing with bars of soap to find the use of washing machines and powder detergents, fabric softeners and dryers. The ever-changing lifestyle gives rise to the consumption of fast food and the desire for convenience products. In the urban centres, life and economy increasingly have a Westernised character, but with a Chinese soul and face. This is what we want to visualise in this annual report 2006, a year in which Givaudan made a further quantum leap in its Chinese business and operations, with the opening of a brand-new state-of-the-art flavour centre.

Table of Contents

Letter from the Chairman and the CEO



Dear Shareholder,

2006 was a decisive year for Givaudan. The company captured further market share in a continued competitive environment, fuelled by organic sales growth and resulting in increased returns for its shareholders. In addition, Givaudan played an active role in the industry's consolidation by announcing its intention to acquire Quest International – a division of ICI Plc.

This acquisition, which is the largest in the company's long heritage, will extend Givaudan's strong position in the global fragrance and flavour industry and will solidify its presence in all strategic market segments, once all necessary regulatory approvals have been obtained.

In 2006, total group sales increased to CHF 2,909 million, representing a 4.7% rise when measured in Swiss Francs and a 3.5% rise in local currencies. Despite the continued elimination of low value-added ingredients from Givaudan's product portfolio, the company continued to deliver above market sales growth for the sixth consecutive year. This streamlining impacted annual sales by CHF 33 million. Without this effect, sales in local currencies would have progressed by 4.9%.

The strong sales performance of the Fragrance division in 2006 is a particularly gratifying achievement given the competitive business environment. Sales rose to CHF 1,223 million, an increase of 8.2% in Swiss Francs and a 6.9% rise in local currencies. This result was driven by strong market share gains across all the divisions' core businesses and in particular by double-digit sales growth in Fine Fragrances and specialty ingredients and high single digit sales growth in Consumer Products.

Sales in the Flavour Division increased 2.4% in Swiss Francs and 1.2% in local currencies to CHF 1,686 million. The strong demand in the emerging markets of Asia Pacific, Latin America and Eastern Europe could not fully offset the slower sales development in the mature markets of Japan and North America. In addition, the Flavour Division's performance was negatively impacted by discontinuing sales of low value-added commodity products. This effect amounted to a decline in sales of CHF 16 million for the division.

During 2006, Givaudan's gross profit margin further improved to 49.4% from 48.9% in 2005. This sound performance underlines Givaudan's continuous efforts to improve efficiencies and productivity in the supply chain and allowed the company to offset the increase in raw material costs. The Group's net profit after tax rose to CHF 412 million, up 1.5% compared to the very strong previous year's result. Earnings per share (basic) rose to CHF 58.62 from CHF 56.57, due to a lower number of outstanding shares and the increase in net profit.
Cash flow generation continued to be strong, amounting to CHF 449 million at the end of 2006. Due to lower net debt, the equity ratio further improved to 59% of total assets.

During the Annual General Meeting in Geneva on 7 April 2006, you approved the cancellation of 200,000 repurchased shares from the second share buyback program, which resulted in a further reduction of the share capital to CHF 72,000,000 from previous CHF 74,000,000, or a 2.7% decline. You also approved to extend the existing authorised capital of CHF 10,000,000 until 7 April 2008. The Board of Directors will recommend at the next Annual General Meeting, taking place on 30 March 2007 in Geneva, to increase the ordinary dividend to CHF 18.80 from the CHF 17.60 paid in 2005. This represents the sixth successive dividend increase since the company went public in 2000.

In 2006, several new initiatives and projects were launched to maintain and further expand Givaudan's market position. The Accelerated Sales Growth Strategies for both divisions were developed over several months and introduced in July. Givaudan's management identified specific growth opportunities in key strategic areas, respective initiatives were developed and action plans are being implemented. At its meetings in 2006, the Board of Directors analysed and discussed in depth various options to complement Givaudan's strategy of profitable organic growth by value adding acquisitions. As a result, an announcement was made on 22 November 2006 to acquire Quest International, a division of ICI Plc. This acquisition is complementary to Givaudan's organic growth strategy and will enable us to implement our growth initiatives even faster.

Givaudan also introduced an ambitious global project with the objective to further harmonise business processes and data streams across the company. This joint effort of both divisions, together with the Information Technology organisation, will focus on the areas of finance, supply chain management, regulatory affairs and product safety. This business transformation will be supported by the implementation of a single integrated information systems platform, based on SAP. The project will further enhance the company's ability to deliver best-in-class products and services to its customers. After a development and pilot phase running until 2007, we will commence the roll out of the system in 2008.

In line with the ongoing optimisation of production processes in the Flavour Division, the expansion of our U.S. flavour production facility in Devon (Cincinnati) was completed in 2006. The subsequent closings of the production sites in New Milford (Connecticut) and Oconomowoc (Wisconsin) were successfully finished. The Fragrance Division's production capacity was expanded at the Mount Olive (New Jersey) site and in Vernier, Switzerland. Furthermore, to improve flavour material handling efficiencies, a fully automated warehouse is currently under construction in Dübendorf, Switzerland.

Over the last few years, the strong sales growth in the developing markets has called for continued investments in those regions. As a result of Givaudan's relentless efforts to provide the best products, best service and production technology to local, regional and international customers in all regions, a new Flavour creation, technology and production centre was inaugurated in November in Shanghai, China. Going forward, Givaudan will continue to invest in the developing markets.

Long term succession planning has always been a commitment for Givaudan. In July 2006, we implemented another successful transition of leadership with Mauricio Graber becoming the new head of the Flavour Division. He has been with Givaudan for more than 11 years. He replaced Michael Davis, who retired after a 30 year long, outstanding career within the industry. He was instrumental in setting the base for Givaudan's industry leadership in Flavours and we thank him for his great contribution to Givaudan's success.

It is at the core of Givaudan's efforts to maintain and expand a sustainable business model. The company believes that focusing on sustainability does not conflict with superior short term business performance. On the contrary, Givaudan is convinced that a sustainable business approach is a key factor to achieve long term value creation. Indeed, the company addresses and mitigates at an early stage possible business challenges evolving from several economic, environmental and social developments. To ensure the sustainability of Givaudan's business, additional programmes ranging from supporting fair trade to the installation of more energy efficient technologies, have been introduced during 2006. These programmes complement already existing efforts regarding the company's responsibilities towards its shareholders, customers, employees, suppliers and the environment.

In our industry, innovation is the key success factor to create sensory solutions which will help our clients to remain successful and competitive in their respective markets. Thus, the focus on innovation in taste and smell continued in 2006. In Fragrances, three new patented molecules have been added to our perfumer's palette. In Flavours, the important Health and Wellness initiative, for which Givaudan has introduced its Taste Solutions™ programme, has made further progress. Several possibilities to reduce salt and sugar in a wide array of products while not compromising on the taste have been identified. Health and wellness is more than a trend. Consumers are changing their lifestyle and dietary habits, which creates an increasing demand for healthier products.

The acquisition of Quest is consistent with Givaudan's

objective to be the leader in every strategic business area of our industry. By adding the talent, creativity and the expertise of Quest, Givaudan is even more confident to successfully address the industry's challenges ahead and to continue to generate increasing returns for its shareholders over the long term. By integrating Quest, Givaudan will be able to serve its customers with the largest pool of creative talent in the industry, a critical success factor to develop the winning, innovative products our customers and the end-consumers demand. Givaudan will not only be able to build on a strengthened technology, research and development portfolio, but will also expand its capabilities for in-depth consumer understanding. Quest's strength, particularly in Fine Fragrances, will complement Givaudan's capabilities and as a result, the company will become the industry leader in this important segment. In Flavours, the acquisition will solidify and further expand the company's strong presence in the developing markets. In addition, the company will have the ability to significantly increase investments in research and development over the long term. Hence, Givaudan will have the unique opportunity to create an unrivalled innovation platform in the flavour and fragrance industry.

We are aware that the results achieved in the past year would not have been possible without the dedication and passion of our employees worldwide. We would like to personally thank all members of our staff for their hard work and commitment. We would also like to extend the gratitude and appreciation of the *Board of Directors* for the achievements of our employees in the interest of Givaudan.

It remains our vision to be the Essential Source for Sensory Innovation for our customers, driven by the passion of our employees and the strong potential created by adding the capabilities and talents of Quest. The acquisition of Quest, combined with the challenging sales growth strategy sets an ambitious agenda for 2007. We are confident that Givaudan will continue to generate above-average value for its shareholders.

Dr Jürg Witmer
Chairman

Gilles Andrier
CEO







Fragrance Division





Traditional hand washing of clothes is still predominant in most parts of China. The clothes are then hung outside or in a room to dry. The use of washing machines has been growing over the last couple of years, mainly in urban areas. Powder detergent has already become the more common product although in the urban centres laundry soap is also still used to pre-wash or to hand wash delicate clothes. Laundry soap remains the main product used in rural areas. Laundry tends to be done at night because, in the average Chinese family, both the man and woman are at work and so have little time during the day for housework.

In the 1980s, when washing machines had not yet become a common household device, detergent powders with simple straightforward scent such as lemon or jasmine were used. These were mainly manufactured by domestic suppliers, and the main objective was to cover the base odour of the soap.

In the 1990s, companies started to produce perfumed detergent powders, exploring new areas of consumer preference for different "flavours" such as citrus, floral-fruity, woody and musk. The intensity of the fragrance remained discreet.



Today, Chinese consumers tend to attach more importance to the fragrance as a key element for choosing a detergent or fabric softener. Even the Florida Water (see back cover for explanation), which was considered to be one of the most popular and prestigious forms of fragrance in China, is sometimes added into the laundry water.

Another example is the sun-dried laundry smell which taps strongly into consumer habits and preferred smells. Consumers tend to dry laundry outside as soon as the weather is good enough, because sunlight is considered a germ-killer and the smell of sun-dried laundry is perceived as the ultimate fresh and clean experience.


Year 2006
Year 2005
in millions of Swiss francs and in per cent. of sales
1,223
1,131
1,000
750
500
250
0
Sales
19.5%
239
17.9%
203
200
150
100
50
0
EBITDA
15.9%
195
14.2%
161
200
150
100
50
0
Operating Profit

EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

In 2006, the Fragrance Division recorded sales of CHF 1,223 million, resulting in a growth of 6.9% in local currencies and 8.2% in Swiss francs. This result is based on the strong performance of all three core businesses namely Fine Fragrances, Consumer Products and speciality ingredients.

Fine Fragrance sales grew at a double-digit rate following last year's flat development. Consumer Products again significantly outgrew the market. In Fragrance Ingredients, commodities continued to be streamlined, whilst specialties delivered a double-digit growth.

The division's operating profit increased to CHF 195 million, resulting in an increased operating margin of 15.9% versus 14.2% in 2005. The favourable product mix, due to the higher share of fine fragrances and speciality ingredients sales, had a positive impact on the operating margin. In addition, increased volumes led to a higher absorption of fixed production costs. These favourable developments more than compensated for a further increase of raw material prices and price pressure from customers. In addition, these developments enabled the division to further invest in marketing and product development in order to sustain the excellent growth momentum.

Important investments have been made in 2006 to further increase the degree of automation and the capacity of the compounding facilities. This will enable Givaudan to sustain its high service levels, which are unique in the industry. The Mount Olive, USA, production facilities are being expanded and additional compounding robots will be installed. In Vernier, Switzerland, a high capacity mixing tank, one of the largest in the industry, was installed.



Laundry soap is still widely used in rural areas as the basic laundry product. In the past, soaps contained no fragrance. From the 1990s onwards, packaging and therefore colour and design became very important and increasingly the fragrance became the ultimate purchasing factor. Chinese appreciate fruity, floral and fresh fragrances, such as citronella, which is an imprinting smell for laundry soap, whereas single floral scents, such as jasmine, are becoming old fashioned.

In fabric softeners, the trend is for sweet fruity smells with sparkling freshness and more subtle

The creative team of perfumers has been strengthened by students who have graduated from Givaudan's Perfumery School located in Paris. In autumn a new three year programme started with promising young talents, laying the foundation for sustained future success.

Fine Fragrances

Fine Fragrances had the best year in the company's history. In Europe, North and Latin America, sales grew double-digit. The combination of several successful new launches with a lower erosion rate of the existing portfolio, complemented by the strong performance of the specialty retail business in North America, were the drivers of this positive result. Asia Pacific, still a very small market for fine fragrances, also recorded positive growth in 2006.

This strong performance was achieved in an environment where the underlying growth of both mature markets, Europe and North America, remained flat. It was particularly the case in key countries, such as Italy and France, where the fine fragrances market has decreased in 2006. In North America, retail sales of men's perfumes grew at a very slow rate and sales of women's perfumes were declining.

At the Annual Fragrance Foundation *FiFi awards* ceremony, held in New York and Paris, perfumes created by Givaudan were again amongst the winners. The Armani Privé collection including Pierre de Lune and Eau de Jade, won the awards for the best luxury fragrance in Paris and best men's nouveau niche fragrance in New York. The very successful Armani Code won the award for the best men's luxury fragrance in New York.

In 2006, Givaudan further expanded its capabilities to serve customers in the fine fragrance market. In the creation studios in New York, a new floor dedicated to the fast growing specialty retail segment was opened.

New perfumes created by Givaudan in 2006 included:

Women's Fragrances

- *Midnight Fantasy by Britney Spears*
  Elizabeth Arden
- *Black Orchid by Tom Ford*
  Estee Lauder
- *Enchanted by Celine Dion*
  Coty
- *Shine*
  Avon
- *Sexy Little Thing*
  Victoria's Secret
- *Kaiak Aventura*
  Natura



milder perfumes with a touch of naturalness. Since the Chinese market was culturally and historically accustomed to very simple and discreet perfumes, an approach of "natural memory smell" is important. The use of white flowers such as jasmine, osmanthus and less frequently michelia alba (a magnolia variety) has been reconstituted with the ScentTrek® method. These smells nowadays are used as the inspiration for many applications such as air fresheners, shower gels, shampoos, bars of soap and softeners. A widely used concept is also lavender, although this is still something of a "fantasy" smell for many Chinese people.

- *Vintage Soul*
  Liz Claiborne
- *Sunrise*
  Liz Claiborne
- *Winterkiss by Naomi Campbell*
  Procter & Gamble
- *Marc O'Polo Woman*
  Procter & Gamble
- *Old Spice Signature*
  Procter & Gamble
- *Reflets d'Eau, Rochas*
  Procter & Gamble
- *Touch of Sun, Lacoste*
  Procter & Gamble
- *Mexx Ice Touch Woman*
  Procter & Gamble
- *Ralph Lauren Hot*
  L'Oreal
- *S by Sherrer*
  Sherrer
- *L'orchidée*
  Léonard
- *Young Sexy Lovely*
  Yves Saint Laurent Parfums

Men's Fragrances

- *Roots for men*
  Coty
- *Prada Man*
  Puig
- *Comme des garçons, Guerilla 1 & 2*
  Puig
- *Red Delicious, DKNY*
  Estée Lauder
- *Polo Double Black, Ralph Lauren*
  L'Oréal
- *Boss Selection*
  Procter & Gamble
- *Burberry London*
  Interparfums
- *Story, Paul Smith*
  Interparfums

Consumer Products

The Consumer Products business unit substantially outperformed the market with high single-digit growth. For the last six consecutive years, Consumer Products has grown two to three-times faster than the market. This performance has been achieved by providing efficient, creative, unique and innovative solutions to customers. Continued investments in Givaudan's talents and capabilities have created an organisation uniquely positioned to efficiently serve its customers. The creation centres in all regions made further investments in evaluation and laboratory facilities, enabling them to service customers' increasing demand. These achievements are the result of Givaudan's capabilities to be the partner of choice for its international and regional customers as well as the expert for unique solutions for local customers.



Consumers in Southern China have a longer history of exposure to scents and perfumes and tend to be more discriminating when it comes to scents. Consumers in Shanghai tend to be more brand aware, whilst consumers in Northern China prefer more functional fragrances.

The demand for fragrances in China is growing at a fast rate. Since Givaudan opened its own operations in Shanghai in 1997, its fragrance sales showed a compound annual growth rate of over 16%.

In North America, sales growth was mainly driven by international customers. In Asia Pacific, strong growth was achieved across all customer groups and particularly in the key strategic markets of China and India. The Latin American region delivered a double-digit sales increase with all customers, helped by strong results in the markets of Argentina and Mexico. Europe, Africa and Middle East posted solid growth thanks to local and regional customers.

All product categories have delivered good growth. The strongest performance was recorded in household and air care, followed by fabric care and personal wash.

Fragrance Ingredients

Givaudan's strategy to move to higher value adding fragrance molecules resulted in another year of double-digit growth in speciality ingredients. Javanol – a sandalwood molecule sold since 2004 – enjoys a growing popularity with perfumers throughout the industry and will soon join Givaudan's top ten selling products. At present, five specialities are amongst the ten best selling ingredients.

The Givaudan commodity ingredients portfolio has been further streamlined during 2006. The impact of the discontinued products amounted to CHF 17 million, resulting in slightly lower sales of the overall ingredients business unit.

Cost improvement, thanks to improved production processes and better raw material sourcing, is ongoing and allows Givaudan to retain market share in an increasingly competitive environment for fragrance ingredients.



Flavour Division



Chinese love to eat. They love food so much, that a traditional greeting is Chi Le Ma? (Have you eaten?). A meal amongst friends should have at least eight courses, since the pronunciation of eight sounds like "getting rich". There are many other rules and sayings around eating. Many old celebrations and traditions, like the spring and moon festivals are tightly connected to eating (e.g. spring rolls and moon cakes). Eating fish for example is very important for the spring festival and also for birthdays, since Yu (fish) sounds like "abundance", meaning that in the coming year, your life will be full of good things.



Traditionally China featured four main styles of cooking: the cuisine of the North, Lu, the Sichuan cuisine, Chuan, the cuisine north of Shanghai, Su, and the Cantonese cuisine, Yue. These styles have developed further. The Lu style of cooking evolved to the Jin cuisine, which is found in the capital Beijing. One of the important dishes of this cooking tradition is Beijing Duck. Today the cookery with the most variety is the cuisine of Shanghai, called Hu. Hu has developed out of the northern Su and the Zhejiang traditions.



Year 2006
Year 2005
in millions of Swiss francs and in per cent. of sales
1,600
1,200
800
400
0
1,686
1,647
Sales
400
300
200
100
0
23.1%
26.5%
389
437
EBITDA
400
300
200
100
0
18.9%
21.4%
319
352
Operating Profit

EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

In 2006, the Flavour Division recorded sales of CHF 1,686 million, representing a growth of 1.2% in local currencies and 2.4% in Swiss Francs. The streamlining of commodity ingredients impacted flavour sales by CHF 16 million, mainly in North America and in Europe, Africa and Middle East (EAME). Excluding this effect, the underlying sales growth would have been 2.3% in local currencies.

Latin America, EAME and China continued to show strong growth, whilst sales in the mature markets of North America and Japan declined. The Confectionery, Dairy and Savoury segments continued on their solid growth paths, whereas Beverage sales suffered primarily in North America and Japan.

The operating margin decreased from 21.4% to 18.9%, resulting in an operating profit of CHF 319 million. On a comparable basis, the operating margin declined from 22.6% to 21.1%. This comparison excludes asset impairments and restructuring charges for site closures (2005, 2006), the one time impact of the butter flavour claims and the net income from the sale of land (2006). Increased expenses to fund the growth strategies of the division and higher raw material prices were the main reasons for the margin decrease.

Givaudan strengthened its position as the clear industry leader through important investments. The inauguration of the Shanghai creation, technology and production centre in November was a significant milestone for Givaudan in Asia and especially in the fast growing market in China.



The Hu cuisine is well-known for its panfried-steamed dumplings and very original tastes. It is light, and soy sauce plays an important role as a spice and ingredient. The Chuan style of cooking is very spicy, using Sichuan pepper; Sichuan hot pot, originally a dish from Mongolia, is a popular meal for feasts. Cantonese cooking, Yue, is well known for its lightness. Important dishes are Ha Cao (Xia Jiao, shrimp dumpling), honey roast pork and many varieties of roast poultry.

Asia Pacific

The year 2006 was marked by a contrasting sales performance between the developing and mature markets. The growth of the developing markets was led by a double-digit performance in China and the Indian subcontinent. Continued investments in these important growth areas resulted in new wins and a strong increase of the existing business. Sales development in the mature markets was not up to the expected level. The strong growth in Korea could not offset the disappointing performance of the Japanese Beverage segment.

Overall, all segments with the exception of Beverages, showed a positive performance. Foodservice sales achieved high double-digit growth rates as the region successfully expanded its product and service offering to key customers in this strategic segment.

The new Shanghai creation, technology and production centre expands Givaudan's position in China. The company has increased its capabilities in all segments to better service its customers with innovative flavour solutions in this important growth market.



"Pasta" as Italians call it, comes from China, where it is eaten as fried noodles, noodle soup and wonton soup (Chinese ravioli). The very popular noodle soups exist in hundreds of varieties all over China, vegetarian, pork, beef, seafood; you name it, and it exists. With changing lifestyles, shorter lunch breaks and less time for cooking, Chinese are increasingly making use of convenient, ready-made noodle soups. In 2005 a massive 45 billion packets were consumed in China.

Europe, Africa, Middle East (EAME)

Sales performance was strong in EAME. In both, developing and mature markets, Givaudan continued to increase its market share. Sales in Western Europe made good progress. The developing markets delivered a high double-digit growth rate. All major segments have contributed to this achievement. Givaudan's continued investments in local development centres, like Vienna (Austria) for Eastern Europe, have enabled the company to offer flavour solutions, which are tailor-made for local consumer preferences.

A double-digit growth rate was achieved in Confectionery whilst Dairy delivered a good performance. Savoury benefited from the initiative to provide clean label solutions to customers in an increasingly demanding regulatory environment. The Beverage segment capitalised on the strong trend towards healthier products by introducing several new ingredients. Developing taste solutions for health and wellness products continued to be a primary focus, which was the basis for several important new wins in 2006.

A state-of-the-art, fully automated warehouse in Dübendorf, Switzerland, is currently under construction. It will significantly improve efficiency in serving customers.

North America

Sales in the United States and Canada overall declined. Sales in the Beverage segment were lower due to a lack of new product launches. The Confectionary segment continued its previous year's good performance, whereas sales in the Dairy segment declined. Sales of the Savoury segment came in lower due to weak demand of the retail sector, modest growth in Foodservice and the continued streamlining of commodity ingredients. Growth of cheese and dairy flavours for savoury applications was very strong thanks to Givaudan's unique technology portfolio.

The expansion of the facility in Devon (Kentucky) was completed. The plants in New Milford (Connecticut) and Oconomowoc (Wisconsin) were closed on schedule with part of the production being transferred to Devon.



The variety of ready-made noodle soups is now starting to approach the number of freshly made varieties. In grocery stores and supermarkets, you find them on nearly endless long shelves and Givaudan makes sure they taste like the real thing.

It's very important to know the taste preference of the end consumer and what pleases a Cantonese person might not necessarily be attractive for an end consumer in Shanghai.

Latin America

Sales in Latin America achieved a high single digit growth, clearly outperforming the market. Sales growth was partially driven by the expansion of the customer base. The markets of Argentina, Brazil, Colombia and Chile delivered the strongest growth in the region. Sales in Mexico declined, but Central America sustained its solid growth trend from previous years.

Beverages recorded a low single digit growth, whilst Confectionary, Dairy and Savoury achieved double-digit sales increases driven by new wins.

Investments to increase manufacturing capacity and commercial capabilities were completed in Argentina and Ecuador respectively in order to support further growth.



Research and Development



ScentTrek® is the proprietary technology used by Givaudan to find innovative fragrance concepts in nature. The search for novel concepts and molecules in nature started off from rather modest trips to the Ligurian coast in Italy, to the Swiss Mountains or to Indonesia and culminated in spectacular canopy, undergrowth and forest-floor explorations in the rainforests of French Guiana, Gabon and Madagascar. The expeditions continued then to the South of India and Africa, to the Death Valley during the Century Spring in 2005 and to the remote Hawaiian islands of Kauai and Molokai, where the scent of critically endangered species have been studied by applying the non-destructive Givaudan ScentTrek® method.



One of these ScentTrek® journeys has led Givaudan also to China, to the north-western highlands of Yunnan, the regions of Dali, Lijang, Zhongdian and Deqen, named Shangri-la. Shangri-la is a Tibetan word meaning land of sacredness and peace. The region is not only characterised by a high biodiversity, but is also famous for its many ancient cultural plants which can be found in gardens, parks and temples – a real scent paradise.

In 2006, the Givaudan research teams in Zurich and in Cincinnati continued on their successful path to understand smell and taste mechanisms and to develop innovative sensory solutions. Leading Sensory Innovation has become a daily reality for hundreds of Givaudan employees involved in research and development from understanding end consumer liking to creating the desired taste and smell profiles for a multitude of consumer products. Unique, novel ingredients have been found to create successful, appealing and innovative fragrances and flavours. With Tonkarose™, Givaudan developed the first light-activated precursor molecule. This ingredient is odourless. Under the influence of light, it liberates two distinct fragrance *molecules*.

The ability to investigate many technologies simultaneously and to identify emerging technology opportunities is essential to accelerate the speed of innovation. To carry out this process effectively, Givaudan has created an innovative mix of internal and external expertise. The new chemical research team in Shanghai, which is active in finding new molecules, has delivered encouraging first results.

The Health and Wellness initiative to find sugar and salt replacers has made further progress. A number of TasteEssentials™ building blocks are now available to magnify the salty impression in products with reduced sodium chloride. In addition, several bitter masking agents have been identified.

Encapsulation and delivery techniques are now widely used in both divisions. These help Givaudan's customers to create products that provide accurate smell or taste at the intended time.

ScentTrek® expeditions continued to find novel smells in nature. Equally, TasteTrek® expeditions unveiled new tastes in nature and in authentic cuisines of the world.

Intellectual property remains an important strategic element of Givaudan's research. In the past year, 43 priority patent filings in the domains of new molecules, precursors, formulations, procedures and devices have been made; 25 in Fragrances and 18 in Flavours.



Lijiang is the centre of the Naxi culture, one of the tiny minority communities in China. The typical postcard view of Lijiang is the Black Dragon Pool, the moon embracing pavilion and in the background the Yulong Shan (Jade Dragon Snow Mountains). Lijiang hosts many well-known temples; one of them, the Jade Summit Temple, also offers a natural phenomenon with probably the oldest known Magnolia tree.

Fragrances

In 2006, three new patented molecules have been added to Givaudan's captive ingredients on the perfumer's palette:

- Tanaisone™:
    - A strong, powerful and diffusive herbaceous note, accompanied with a hint of fruitiness characterised distinctly by natural notes of Armoise, Tanaisie and Wormwood with a touch of Thyme and freshness.
    - A biodegradable, unique signature ingredient which brings impact to the top note and gives body to the fragrance while remaining delicately natural.
- Pepperwood™:
    - A fresh, natural, pleasant smelling molecule with a spicy-peppery top note.
    - This biodegradable molecule gives freshness to fruity spicy, floral and musky notes and adds performance and vividness to a perfume.
- Tonkarose™:
    - The first molecule of its kind on the market – an odourless precursor molecule that liberates two fragrant molecules upon exposure to light.
    - This biodegradable molecule has greatly enhanced tenacity on fabrics and other surfaces as compared to the traditional method of applying the two molecules separately. Therefore it will find wide use in all kinds of applications such as fabric care, hair care as well as fine fragrances.



This Magnolia delavayi may be as much as 1200 years old and in May it bears thousands of large white, pleasantly scented flowers immersing the temple in a fragrant cloud competing with the smell of the burning incense sticks. The temple is home to another botanical rarity: in late February to early March, a 1000-year old Camelia plant displays thousands of red blossoms.

Givaudan's activities in the domain of delivery systems have been regrouped in Argenteuil (Paris, France), close to the fragrance creation centre, in order to speed up market launches of fragrance delivery systems. Several of such systems have already been successfully commercialised:

- Permascent, a spray dried powder to boost the fragrance in powder detergents
- Granuscent®, a granulate to control the release of fragrance in cat litter
- SmartScent, a salt clay silica perfume mixture, which improves the fragrance blooming in fabric refresher formulations

Givaudans extensive work in various areas of malodour coverage and prevention has led to a biotechnological approach to predict the efficacy of flavour materials to reduce bad breath odour (halitosis). The oral malodours are mostly originating from bacterial degradation products. Hence an elegant way to suppress the creation of the "bad breath cocktail" is to interfere with bacterial catabolism. The bacterial enzymes which are responsible for the formation of the malodours have been characterised in detail, and technologies were developed to identify odorants as blockers of the enzymatic activity. Prototype flavours have been created based on the biotechnological studies and positive results were found in applications such as chewing gum.

Smelling odours is a complex process where the nose acts as the interface to convey an impression of the smells that surround us. From the five senses, olfaction is the least understood, despite strong efforts in recent years. A twist to olfaction research was provided by the discovery of a family of olfactory receptor proteins which dates back to 1991 and was awarded with the Nobel Prize in 2004.

Whether it's the scent of a perfume, the smell of a flower or the aroma of a well-aged cheddar cheese – the receptor proteins translate the chemical features of the smelly molecules into electric signals which travel along nerve cells to different regions in the brain to elicit a response. Each compound can trigger a unique neuronal pattern by activating one or several receptor proteins, and such activation fingerprints allow us to identify the smell.



Back to nature, the Yulong Shan outside Lijang are home of dozens of wild, native roses. The predominant is the endemic Rosa lichiangensis, with its pink flowers. Its scent is reminiscent of the old Bourbon rose named "Souvenir de la Malmaison"; it has a characteristic sensual smell of wet rose petals. Chinese roses complemented the European rose culture in an important way.

The scientific community was astonished when they learned about the large number of 350 different receptors in the nasal cavity. For most of them, the pairing odorants have not yet been identified. The characterisation of the entire repertoire of flavour and fragrance molecules lies ahead of us. The race is on to decipher the olfactive code on the receptor level and to exploit that knowledge base to design and develop novel flavour and fragrance materials.

The nasal receptors play a decisive role in smell perception, yet recent work of Givaudan scientists demonstrated that there is another intriguing mechanism at work which makes the picture even more complex than originally thought.

For decades, scientists speculated whether another group of proteins in the human nose could influence the odour and/or the intensity of odorants. The proteins which have been on debate are P450 enzymes that are well known for catalysing biochemical reactions in the liver, but surprisingly they also appear to be present in the nose. Givaudan undertook the challenge to identify the enzymes in the human nose in collaboration with an external expert in the field. In the next step, perfume *ingredients* were fed to selected members of the identified enzymes, to observe what they would do to these molecules. Unexpectedly, many standard odorants are metabolised by the nasal enzymes.

Givaudan's well-established ScentTrek® programme was continued. For the current project, The Scent of the Vanishing Flora, over thirty scent samples of very rare and endangered plants have been captured from several, important botanical gardens.

ScentTrek® reconstitutions have been used in a wide range of successful Fine Fragrance launches, amongst them Black Orchid, the first perfume by Tom Ford.

In August, the new book by Roman Kaiser, Meaningful Scents around the World, was successfully presented to the public. The book takes the reader on a fascinating fragrant journey around the world to some of the exciting places the author has visited during his thirty years of olfactory research. The author revisits some memorable scents in such exotic places as Lower Amazonia, Papua New Guinea, India and many rain-forest biotopes in his quest for new molecules and new scent concepts.



The old China roses are mainly crosses between Rosa gigantea and Rosa chinensis, both very rich in carotenoid-derived scent components. They have contributed significantly to the characteristic odour of hybrid tea roses. We don't need to explain here how important rose scents are in the world of perfumery.

To investigate rare and endangered fragrant plants of the Hawaiian Islands for the project "The Scent of the Vanishing Flora", a co-operation with the National Tropical Botanical Garden on Kauai has been established. Thus, Givaudan went for a ScentTrek® on Kauai to trap scent samples from a series of very rare and endangered plants.

In 2006, collaborations with leading universities and research institutes remained an important element of Givaudan's fragrance research. These activities have been further strengthened with new collaborations in India and China, mainly in the field of chemical synthesis. The expansion of the research facilities in Shanghai has been successfully completed. Givaudan's activities related to odorants have been presented at various local conferences and in Chinese scientific journals.

In the past year, Givaudan has invested in emerging analytical techniques that will rapidly become very important for complex research projects. With these new techniques, magnitudes of resolution are gained and previously hidden trace chemicals can be detected and identified. This addition to the existing powerful analytical equipment has already shown its superior performance to analyse complex natural products or to perform in-depth quality investigations of synthetic raw materials.



Peonies, which are nominated by many Chinese to be the National Flower, enjoy a strong popularity as garden flowers in China and beyond. A series of rare species can be found in the northernmost part of Yunnan, in the region of Deqin and Zhongdian at the upper stream of two famous rivers, the Yangtze and Mekong. The sulphur-yellow Paeonia lutea emits a tender floral scent with an accompaniment of cassis.

Flavours

In 2006, an expanded emphasis on health and wellness provided a number of major focal points for the science and technology efforts. Resources have been aligned to take full advantage of these opportunities to create true sensory innovation.

Encorporating consumer preferences into the flavour development process has become increasingly important. Sensory science has therefore designed a variety of quantitative and qualitative sensory measurement tools in order to accurately capture the specific aroma, taste and trigeminal sensory attributes from a consumer's perspective. For example, one tool is a predictive modelling methodology, Flavour Preference Research™, which leverages the Quantitative Flavour Profiling (QFP) along with other proprietary consumer segmentation elements to predict consumer preference. The tool makes the connection between sensory profiling data and the language (flavouring components) specific to flavourists. This facilitates the creation of entire collections of consumer preferred flavours.

Different modelling mechanisms have been developed to identify attributes that increase liking. An especially valuable sensory innovation has been the application of a temporal approach to QFP, making it possible to simultaneously map changes in multiple flavour characteristics over time. This technique has been especially valuable for the analysis of the negative attributes such as the lingering bitterness in high intensity sweeteners. Furthermore, sensitivity to specific attributes, such as bitterness, can influence consumer preferences for certain food and beverage products. Sensory Science has launched a research programme to understand the genetic underpinning that controls sensitivity to sweeteners, salty perception, bitterness and umami.

The use of the miniaturised Virtual Aroma Synthesiser™ (VAS) for consumer sensory research has continued to provide valuable preference data, which facilitates the sensory research by enabling exploration of greater flavour diversity. It has led to a ten-fold reduction in product development time while enabling in-depth exploration of flavour profiles with consumers. This technique maximises flexibility, allows prototyping based on consumer responses in the field and eliminates the typical preparation and transportation of large volumes of tasting materials.



Close relatives are the blood-red flowered Paeonia delavayi and a cross of the two: an attractively orange-coloured natural hybrid.
When leaving the Yunnan highlands towards the south, heading more and more towards tropical climates, another renowned smell in China becomes a common companion: Michelia alba, a tree in the family of Magnoliacea.

New flavour ingredient research activity for healthy foods and beverages is primarily targeting the modification of taste properties without compromising flavour performance. Advances in taste research, sensory and receptor science guided discovery have provided new knowledge to address the challenges associated with salt and sugar reduction, as well as masking negative attributes of, for example, high intensity sweeteners. Proprietary bio-processing technology has provided a number of Taste Essentials™ building blocks which are clean label alternatives that magnify the salt impression in sodium reduced products.

Lowering caloric intake is critical to address weight control. A biochemical approach is being developed to create sweetness enhancers which deliver a full sugar perception to compensate for a significant sugar reduction. Traditional high intensity sweeteners generally have a number of sensory defects which render them undesirable to a segment of the population. Givaudan's investigations suggest that genetic variability underlies the sensitivity to one of these negative attributes, namely the bitter aftertaste present in many of the high intensity sweeteners. This influences the behavioural choices of consumers. Several bitter receptors which are triggered by a number of artificial sweeteners have been identified. Screening a diverse chemical library has yielded a series of ingredients with the ability to inhibit this bitter character. Optimisation studies are underway to take advantage of this opportunity to maximise the masking of bitterness associated with the sweeteners.
This provides a pathway to artificially sweetened products which have taste characteristics much closer to naturally sweetened ones.

Givaudan's scientists have continued to expand upon their knowledge of structural requirements for activation of thermo-receptors in the mouth. Rational design of chemical scaffolds fed by molecular modelling tools has led to an expanded line of novel cooling agents. These additions to the existing Evercool™ line are significantly more intense and long lasting than traditional cooling compounds. They will deliver unique taste properties in oral care and confectionery formulations for end consumer products.

Knowledge gained in the TasteTrek® expeditions continues to feed the new ingredient discovery process. This year, the Natural Products team travelled to Xishungbanna, in China's Yunnan Province. The biodiversity of this ecosystem is quite interesting, from lush subtropical rainforests to dry river valleys. Identification work, currently



In China another Magnolia, magnolia denudata, is most well-known as the City Flower of Shanghai. When the first spring sun beams are warming Shanghai, thousands of magnolia trees along the avenues start flourishing and emitting a tender, yet still refreshing, floral scent with a pleasant fruity shade, inspiring Givaudan's perfumers to create fragrances for a multitude of cosmetic and household products.

underway, has utilised taste dilution analysis to isolate and characterise highly potent natural taste-active components which can be employed in the Taste Essentials™ building block programme.

New encapsulation technology is being developed to solve some of the more difficult flavour performance challenges. With the commercial introduction of the patented TasteSaver™ matrix technology, the next step in the control of flavour release has been achieved. Through a combination of processing technology and a deeper understanding of the physical properties of the matrix beads, including wall materials and cross-linking techniques, release profiles of specific flavours can now be predicted. The use of the OPUS™ flavour performance algorithms provides a means for the design of flavour compositions which are optimised for the desired encapsulate performance characteristics. Application of this technology in a toothpaste, where moisture and surfactants can typically destabilise encapsulated flavours, has given excellent flavour retention over the extended shelf life this application requires.



Sustainable Business Model



The two most important traditional festivals in China are the Spring festival and the Moon festival. Both are associated with important food items: spring rolls and moon cakes.

The Spring festival is the most important festival for the Chinese people. Family members get together, just like Christmas or New Year in the West.



Spring festival falls on the 1st day of the 1st lunar month, often one month later than the Western calendar. It originated in the Shang Dynasty (c. 1600 BC-c. 1100 BC) from the people's sacrifice to gods and ancestors at the end of an old year and the beginning of a new one.

Striving for a sustainable business model does not conflict with superior short term business performance. On the contrary, Givaudan is convinced that a sustainable business approach is a key factor to achieve long term value generation. Indeed, the company addresses and mitigates possible business challenges evolving from several economic, environmental and social developments at an early stage.

Its sustainable business model also enables the company to continuously expand its industry leadership by being responsive to the expectations of its shareholders, customers, employees, suppliers, as well as the environment and the community at large in addition to offering unique capabilities for sensory innovation.

Corporate Compliance

Compliance with company policies, best practices, laws and regulations of every country in which Givaudan operates, is essential to maintaining a sustainable business model. The Principles of Business Conduct stretch out to all parts of Givaudan's activities and cover the relations with customers, suppliers, shareholders, employees, governments and communities throughout the world. On a regular basis, Givaudan reviews and updates the existing policies to adjust for ongoing developments in this area.

Compliance also requires that a management structure and control systems are in place to prevent and detect violations of the Principles of Business Conduct. A local compliance officer in each Givaudan company ensures that all employees know about the Principles of Business Conduct and have access to them. Ensuring that Givaudan and its employees comply with existing laws and regulations is a priority for the company's management.

Givaudan's employees are committed to adhere to high ethical standards in their business conduct. This supports Givaudan's brand and reputation, which have been built upon a rich heritage – one which reflects the competence, conduct and passion of all Givaudan employees for over two hundred years. All employees have access to the company's compliance policies through the internal website. Appropriate training on different aspects of compliance is provided as needed.



The Spring festival starts each year in the early days of the 12th lunar month and goes on until the middle of the 1st lunar month of the next year.

The most important days are Spring Festival Eve and the first three days of the New Year. People decorate their rooms, and all the door panels will

The principles of Givaudan's business conduct are published on our internet site:
www.givaudan.com –
[our company] –
[corporate responsibility] –
[corporate publications]

Shareholders

Since its spin-off in 2000 and until the end of 2006, Givaudan has created about CHF 4.46 billion in value for its shareholders in the form of dividend payments and share price appreciation.

Givaudan adheres to good corporate governance, following best practices coherent with those of major industrial countries. In particular, all information published in our Annual Report complies with both the Swiss Code of Corporate Governance and the SWX Corporate Governance Guidelines. For more information please refer to the separate section on Corporate Governance.

Informing Givaudan's different stakeholders in a timely and responsible way is of key importance to ensure transparency and equal treatment. Through frequent press releases, teleconferences and publications on www.givaudan.com, the company disseminates material information about its performance and activities widely and simultaneously, following the Art. 72 of the revised Listing Rules (Ad Hoc Publicity) of the SWX Swiss Exchange directives. The principles of Givaudan's disclosure and information policy can be found on:
www.givaudan.com. –
[our company] –
[corporate responsibility] –
[corporate publications]

At the close of 2006, Givaudan had 16,571 shareholders listed in the share register, owning 62,6% of the share capital. At year end, 51,7% of all shares were eligible to vote. The top twenty shareholders, including nominees and funds, represent around 60% of the share capital. With little changes compared to last year, approximately 40% of the shareholders are based in North America.

In 2006, Givaudan's management team conducted 21 road shows to meet existing and potential shareholders in 24 towns (Geneva, Zurich, Lugano, Milan, Paris, Munich, Francfort, Cologne, Dusseldorf, Amsterdam, Stockholm, Copenhagen, London, New York, Boston, Chicago, Montreal, Toronto, San Francisco, Los Angeles, San Diego, Santa Fe, Miami, and Denver). 27 group presentations and conferences with a total of 840 participants have been given. Over 200 individual meetings with fund managers globally



be pasted with Spring festival couplets, highlighting Chinese calligraphy with black characters on red paper.

The content of these verses vary from house owners' wishes for a bright future to good luck for the New Year.

have contributed to the increasing awareness about Givaudan. In order to inform the financial community directly, Givaudan organised three conference calls to provide more details about the full year results, the half year results and the acquisition of Quest. Together, they attracted over 300 participants. Furthermore, 11 visits to Givaudan sites with a total of 86 participants, mainly fund managers and sell-side analysts, were organised to provide an in-depth view of Givaudan's activities. The site visit programme in 2006 culminated in November with a trip to the company's facilities in Shanghai, Tokyo and Fukuroi (Japan). 24, mostly sell-side analysts, participated in this event to learn about the promising future of these markets and to see the state-of-the-art setup of Givaudan in this fast growing region. For the first time, Givaudan organised a year-end presentation in its fine fragrance creation studios in New York to satisfy the increasing demand to visit these important facilities.

The complete agenda of forthcoming events for investors and shareholders is published on www.givaudan.com - [investors] – [calendar]

Customers

Givaudan is committed to provide its customers with superior products that will in return enable them to be successful in their respective markets. A high innovation rate and an in-depth consumer understanding are decisive contributors to successfully serve and expand the current strong customer base. Givaudan's business model is based on a "make to order" process in a business – to – business environment. Givaudan serves global, regional and local customers around the world. The top ten customers account for around 70% of sales in fragrances and about 40% in flavours. Those customers are amongst the most successful consumer goods and food companies across the globe. The foundation of Givaudan' success as a reliable business partner lies in its long-term relationships with its customers and in adhering to high professional standards. In 2006 the company launched an initiative to further integrate its supply chain around the globe by using one information technology platform based on SAP. This will enable Givaudan to create an even closer partnership with its customers.

One of the key aspects of Givaudan's internal policies and practices is the commitment to maintain strict confidentiality on proprietary customer information and customer projects, as well as to fully protect their intellectual property.



On New Year's Eve, parents and relatives place money under the pillows on children's beds. According to this Ya Sui Qian tradition, this will result in a year of abundance; in the same way, fish (Yu) is always on the menu, since its sound suggests abundance.

Thanks to its high innovation rate, Givaudan is able to create specific sensory profiles for the products of its customers, allowing their brands to achieve superior market success. Sensory innovation in the research, development and creation process is a key success factor and an important differentiation. To maintain its high level of innovation and creativity, the company continues to invest above 8% of total sales in research and development.

Employees

Givaudan's success in the market continues to be driven by the passion, expertise, and talent of its employees. To this end, Givaudan's Human Resources Group is focused on the development and implementation of programmes and initiatives to attract develop and retain the best talent in the industry.

In 2006, Human Resources continued to evolve its organisation structure to be more closely aligned with Givaudan's businesses and growth plans. Best practice programmes and tools were developed at the corporate level to address compensation, benefits, and talent management needs. Divisional HR teams support directly their respective businesses and functions globally through talent management initiatives, senior level staffing efforts, total compensation management, and facilitation of international mobility for key employees. To ensure consistent application of HR policies and practices, a global HR process review is close to completion.

Functional skills & competencies for commercial roles were developed within the Flavour and Fragrance divisions. These competency models will provide a framework for career planning discussions, employee development and staffing, as well as succession planning. Functional competencies are also being developed for the technical, operational, and support functions. They are targeted for completion by mid 2007. Finally, a People Management programme was delivered in the fourth quarter of 2006 with the goal of being rolled-out globally in 2007.

The company continues to focus on its succession planning process and the management development of internal



The Chinese Moon festival, or sometimes called the Mid-Autumn festival, takes place on the 15th day of the eighth lunar month, this year on 25 September 2007. The festival dates back to the Tang dynasty in 618 A.D. and celebrates the biggest and brightest full moon of the year: the harvest moon.

candidates. In both divisions, talent-planning sessions are conducted annually by each management committee member, focusing on identifying succession candidates for key roles within their respective organisations. This initiative has highlighted managers and executives with the potential to assume leadership roles in the future as well as staffing opportunities to bring new talent to the company. Finally, the "Givaudan Experience" programme, aimed at integrating new employees and which was implemented in Fragrances in 2005, was developed and implemented for Flavours in 2006. The platform under which the Givaudan Experience was developed is being expanded to become a comprehensive employee development tool.

Givaudan's total remuneration philosophy is another key element used by the company to attract and retain the best talent globally, as well as rewarding outstanding performance. In 2006, a comprehensive benchmarking analysis for senior executives and key industry-specific roles was developed to ensure that total compensation remains competitive. In addition, a major initiative was launched to harmonise job levels globally, facilitating the movement of talent, the development of competency models and career planning. Givaudan's Long-Term Incentive Plan (LTIP) continues to successfully link executive rewards with the creation of shareholder value.

Givaudan continues to optimise its employee benefits programmes through initiatives such as international pooling

Head Count Development by Region

Region	Number of employees 31.12.2005	%	Number of employees 31.12.2006	%	Change from 2005 to 2006
Switzerland	1,404	23.7	1,447	23.9	43
Other Europe, Africa, Middle East	1,187	20.0	1,179	19.4	(8)
North America	1,638	27.7	1,610	26.6	(28)
Latin America	579	9.8	605	10.0	26
Asia Pacific	1,116	18.8	1,215	20.1	99
Total	5,924	100.0	6,056	100.0	132



As with many Chinese celebrations, there are ancient legends to explain the holiday. The Chinese were, and still are to a great extent, an agricultural society. In ancient times, they planted and harvested by the lunar calendar, using the moon as an important time reference and guide.

and the transition to defined contribution or cash balance pension programmes for new employees in a number of markets. This optimisation has resulted in significant savings while maintaining our competitive positioning, and continues to meet the security needs of employees. Most importantly, these actions will help Givaudan to ensure the long-term sustainability of these programmes.

The new Human Resource Information System built upon the SAP platform, has now been implemented in all countries in which Givaudan operates. This platform is the foundation for the management of all employee-related information globally. Over time, the system's capabilities will reduce the administrative activities now performed by our Human Resources professionals as well as support Givaudan's talent management, compensation and employee development initiatives. This allows for the redeployment of personnel to more value-added activities.

Suppliers

The company uses almost ten thousand natural and synthetic raw materials to produce a wide variety of fragrance and flavour compounds for our customers, on a "make to order" basis.

A large part of the raw materials are purchased from third parties, while the other part is produced in-house.

The purchased natural and synthetic raw materials are sourced by Givaudan from across the globe in a variety of quantities, ranging from several grams of unique natural products to container loads of key input materials. Thus, it is at the core of Givaudan's business model to have strong relationships with its numerous suppliers. In addition, the company always strives to limit the environmental impact of its activities.

Within this broad portfolio of raw materials, prices for different ingredients can be very volatile. The price fluctuation of individual ingredients do normally compensate each other, creating anatural hedge on the whole portfolio. In addition, the company's innovation capabilities are used to create alternative solutions thus decreasing the dependency on raw materials with highly volatile price developments.

It is Givaudan's goal to establish long-term partnerships with its suppliers, in order to meet tight delivery deadlines and to produce products of a consistent quality.



One of the legends about the Moon festival is about an architect named Hou Yih, who built a beautiful jade palace for the Goddess of the Western Heaven. The Goddess was so happy that she gave Hou Yih a special pill that contained the magic elixir of immortality. Hou Yih had a beautiful

Givaudan has developed a state-of-the-art supply chain, a benchmark within the industry, in order to manage this high level of complexity. Divisional purchasing teams ensure that Givaudan's global purchasing expertise is being leveraged and that appropriate make-or-buy decisions are taken. Only centrally approved ingredients are added to each division's raw material palette. Structured selection processes are conducted to ensure suppliers meet Givaudan standards.

Givaudan expanded its initiatives to cooperate directly with local producers in a fair and sustainable manner. In 2006, several additional initiatives were identified and will be completed in 2007. In some instances, Givaudan will support local producers by financing their crops and providing technical support. Such supplier relationships give Givaudan the opportunity to monitor the product quality at the source. It also allows assessing business risks from material shortages in tight supply situations.

The company continued to audit local suppliers to guarantee compliance with quality standards as well as social, ethical and environmental regulations. This audit process, which has been successfully used for many years, can also be applied when a new ingredient is introduced to the raw materials palette or when a new supplier is added to the supplier list.

Environment

In 2006, Givaudan continued to pay close attention to the environmental impact of its business activities. The company further decreased the use of energy and other resources while at the same time promoting recycling processes throughout the Group.

Production processes used to manufacture flavour and fragrance ingredients have been optimised in 2006 to cut the use of energy, raw materials and water compared to 2005. Air emissions and waste generation diminished over the course of the year. New technologies, such as solar energy panels, are increasingly applied to new buildings, helping Givaudan to decrease energy consumption levels for heating and air conditioning.


RIVER

wife named Chang-O, who was as curious as she was beautiful. One day she found the pill and without telling her husband, she swallowed it.

The Goddess of the Western Heaven was very angry and as a punishment, Chang-O was banished to the moon where, according to the

Biodegradability remains one of the most important criteria in the development of new fragrance ingredients. As a result, new molecules, used for the production of fragrances, are tested by Givaudan's toxicological unit to assess their possible environmental impact at an early stage of the development process.

In 2006, the company continued to upgrade several of its sites with odour emission control systems, to further minimise the release of harmless odours which are generated by the large volume production of fragrance and flavour compounds. In addition, the latest odour emission control systems consume less energy than the previous technology.

Givaudan has also carefully assessed the possible business impact from an outbreak of a pandemic disease. A special task force has developed a company wide policy to provide guidelines to manage a possible crisis situation. The policy aims at providing the utmost protection to employees while at the same time ensuring business continuity.

Detailed information on all Givaudan's safety and environmental efforts and results are provided in the Safety and Environmental report, which is published separately. See also www.givaudan.com. – [our company] – [corporate responsibility] – [environment, health & safety]

Information Technology

Maintaining and expanding a leadership position in the flavour and fragrance industry also requires to constantly upgrade Givaudan's state-of-the art information technology systems to ensure cost efficient business processes as well as enabling seamless global communication among the business units.

In 2006, Givaudan launched an ambitious strategic initiative called Outlook, with the objective to further harmonise business processes and data streams across the company worldwide. This joint effort of the Flavour and Fragrance division, together with Givaudan's Information Technology group, focuses on the areas of finance, supply chain management, regulatory affairs and product safety. This business transformation will be supported by the implementation of a single integrated IT platform, based on SAP.



legend, she can be seen at her most beautiful on the night of the bright harvest moon.

The Moon festival is a big holiday with family reunions and rich dinners. Dessert involves feasting on "moon cakes" which are round

The project Outlook will enable Givaudan to make a further step in fulfilling the increasing needs for closer partnership and data exchange with customers. The global integration of the supply chain and the consistent development of best practices will reinforce Givaudan's current leading position in customer service and supply chain management.

A dedicated team started working in Geneva in September 2006 to plan, design and implement this project.

Risk Management

Givaudan aims to ensure the sustainability of its activities through proper management of inherent business risks. The company carries out regular risk assessments to evaluate potential situations that could negatively influence the course of its business. These assessments are performed together by internal audit, the divisional management teams and the corporate functions. They are reviewed on a regular basis by the Executive Committee and the Board of Directors.

In 2006, Givaudan continued to assess possible risks related to human health and safety, property damages and business continuity. The company also continued, like in previous years, to conduct a risk engineering programme at all major production sites. This corporate audit activity is supported by a close collaboration with an external insurance company. After a three year long audit process, all Givaudan production sites have now been assessed and are rated from "good" to "excellent" in terms of risk minimisation and business continuity.

Investing into new technologies to reduce and eliminate possible risks is a further aim of Givaudan's risk management programme. The new flavour warehouse in Dübendorf, Switzerland, is constructed to store the combustible materials in a low oxygen concentration atmosphere, eliminating the risk of fire.

Going forward, the company's management started an extensive review and validation process of Givaudan's Risk Management Framework. Givaudan also assesses the effectiveness of its risk management and its internal control mechanisms on a regular basis.



pastries filled with red bean paste and lotus seed paste with luxurious versions also containing one or two egg yolks, all symbolising the harvest moon.

Regulatory

Givaudan's global product safety and regulatory resources act as an early awareness and competency centre to ensure Givaudan complies with all regulatory requirements. This group works closely with the business units to enforce the controls and audits necessary to ensure not only compliance, but also to achieve industry leadership in these critical areas.

Several emerging legislations and regulations are impacting the flavour and fragrance industry. Existing and recently adopted regulations regarding the manufacture and use of chemicals, such as the High Production Volume requirements in the US and the new EU regulatory framework for chemicals, REACH (Registration, Evaluation, Authorization and Restriction of Chemicals), require increased testing and documentation of each product's safety and environmental impact. A Task Force is working with the Research Institute for Fragrance Materials in the US and with the European Flavour and Fragrance Associations to address these issues.

New science regarding the hazards of allergens is impacting procurement, handling and labelling practices for both fragrances and flavours.

Positive list regulations for flavours in the European Union and many other countries of the world is a challenge to the industry's and the customers' ability to market products on a global basis.

Givaudan's global safety and regulatory organisation includes toxicologists and regulatory scientists dedicated to meet these challenges and to establish industry leadership in this area. It is Givaudan's aim to provide optimal service and advice to its customers in this field.



顿食用香
上海)

Corporate Governance



In just ten years, Givaudan developed its Chinese business from a little sales office in Hong Kong to two state-of-the-art flavour and fragrance centres in the new development zones of Shanghai, in Pudong. In the same place where farmers in 1997 still cut rice by hand stands today the fragrance centre in Zhang Jiang and, just opened in November 2006, the new flavour centre in Jin Qiao. From a couple of dedicated sales to a full-fledged operation with more than 350 employees in fewer than ten years, Givaudan has been moving as fast as China itself.

The first contacts with China were made out of Hong Kong, where Givaudan established a sales office in 1970. In the following years the office was expanded and creation facilities were included, but the fragrances and flavours were mainly still produced in Vernier and Dübendorf. This changed with the establishment of the joint venture with Sunve Pharmaceuticals in 1995. At this time still a member of the Roche group, Givaudan signed an 85% joint venture with Sunve Pharmaceuticals, one of the biggest pharmaceutical companies in Shanghai. Sunve was founded in 1958 and employed at the time of the joint venture around 3000 people. Two years later the joint venture company opened its first production facility for fragrances and flavours in the Zhang Jiang Hi-Tech zone in Pudong, the new area of Shanghai, just shortly after the acquisition of Tastemaker.

Just three years later, in 2000, Givaudan expanded its facilities to add on a sensory and technology centre and enlarged its production capacity.

In 2003 Givaudan started to plan a new flavour centre. During the negotiations with its joint venture partner, Givaudan and Sunve decided that Givaudan would become the 100% owner of the company, by buying the 15% stake of Sunve Pharmaceuticals.

A further expansion of the fragrance manufacturing capacities was realised in 2004. In the same year, in November, the "ground-breaking" for the new flavour centre took place in Jin Qiao. After an intense construction phase of two years, Givaudan completed its move to the new facilities from May to October 2006. On 22 November 2006 the grand opening was celebrated on the same day Givaudan announced the acquisition of Quest.

Group Structure and Shareholders

Group Structure

Givaudan SA, 5 chemin de la Parfumerie, 1214 Vernier, Switzerland, the parent company of the Givaudan Group, is listed on the SWX Swiss Exchange under security number 1064593. The company does not have any subsidiaries that are publicly listed. On 31 December 2006, the market capitalisation of the company was CHF 8.2 billion.

The operational structure of the Group is described in notes 1 and 5 to the consolidated financial statements. The list of principal consolidated companies is presented in note 27 to the consolidated financial statements of the Financial Report 2006.

Significant Shareholders

On 31 December 2006, Nestlé SA with 11.93% and Chase Nominees Ltd with 6.89% were the only shareholders registered with voting rights holding more than 5% of total share capital.

For further information, please consult the SWX website www.swx.com – [issuers] – [disclosure of shareholdings] – [significant shareholders]

Structure of Share Capital

Amount of Share Capital

On 31 December 2006, Givaudan SA's share capital amounted to CHF 72,321,600, fully paid in and divided into 7,232,160 registered shares with a par value of CHF 10 each, including 32,160 shares issued out of the conditional capital, but not yet registered.

Conditional Share Capital

Givaudan SA's share capital can be increased

- by issuing up to 100,000 shares through the exercise of option rights granted to employees and directors of the Group; this number will be reduced to 67,840 upon registration of 32,160 shares issued out of the conditional capital;
- by issuing up to 900,000 shares through the exercise of option or conversion rights granted in connection with bond issues of Givaudan SA or a Group company. The Board of Directors is authorised to exclude the shareholders' preferential right to subscribe to such bonds if the purpose is to finance acquisitions or to issue convertible bonds or warrants on the international capital market. In that case, the bonds or warrants must be offered to the public at market conditions, the deadline for exercising option rights must be not more than six years and the deadline for exercising conversion rights must be not more than fifteen years from the issue of the bond or warrants and the exercise or conversion price for the new shares must be at a level corresponding at least to the market conditions at the time of issue.

For the conditional share capital, the preferential right of the shareholders to subscribe shares is excluded. The acquisition of shares through the exercise of option or conversion rights and the transfer of such shares are subject to restrictions as described below.

Authorised Share Capital

According to the decision of the annual general shareholders' meeting held on 7 April 2006, the Board of Directors is authorised until 7 April 2008 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in registered shares with a par value of CHF 10 per share.

Changes in Equity

The information regarding the year 2004 is available in note 5 to the statutory financial statements of the 2005 annual report. Details about the changes in equity for the years 2005 and 2006 are given in note 5 to the statutory financial statements of the Financial Report 2006.

Shares

The company has one class of shares only. Subject to the limitations described below, they have the same rights in all respects. Every share gives the right to one vote and to an equal dividend.

Limitations on Transferability and Nominee Registrations

Registration with voting rights in Givaudan SA's share register is conditional on shareholders declaring that they have acquired the shares in their own name and for their own account. Based on a regulation adopted by the Board of Directors on 22 September 2004, nominee shareholders may be entered with voting rights in the share register of the company for up to two per cent of the share capital without further condition, and for more than two per cent if they undertake to disclose to the company the name, address and number of shares held by the beneficial owners.

Moreover, no shareholder will be registered as shareholder with voting rights for more than 10% of the share capital of Givaudan SA as entered in the register of commerce. This restriction also applies in the case of shares acquired by entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule. It does not apply in the case of acquisitions or acquisition of shares through succession, division of an estate or marital property law.

The limitations on transferability and nominee registrations may be changed by a positive vote of the absolute majority of the share votes represented at a shareholders' meeting.

Exchangeable Bond and Warrants/options

See notes 2.22, 8, 19 and 22 to the consolidated financial statements in the Financial Report 2006.

Board of Directors

The Board of Directors is ultimately responsible for the supervision and control of the management of the company, including the establishment of general strategies and guidelines, as well as matters which by law are under its responsibility. All other areas of the management are fully delegated to the Chief Executive Officer and the Executive Committee.

Members of the Board

Dr Jürg Witmer
Chairman of the Board of Directors
Attorney, Swiss national, born 1948
Non-executive
First elected in 1999
Current term of office expires in 2009

Member of the Boards of Syngenta AG, Crucell NV and Bank Sal. Oppenheim jr. & Cie. (Switzerland) AG

Dr Andres F. Leuenberger
Vice-Chairman
Businessman, Swiss national, born 1938
Non-executive
First elected in 1994
Current term of office expires in 2008

Member of the International Advisory Council of Chugai Pharmaceutical Co. Ltd, a member of the Roche Group

Dietrich Fuhrmann
Director
Businessman, German national, born 1941
Non-executive
First elected in 2004
Current term of office expires in 2007

Vice-Chairman of the Board of Aqua Nova AG,
Member of the Board of Logistable Ltd.

André Hoffmann
Director
Businessman, Swiss national, born 1958
Non-executive
First elected in 2000
Current term of office expires in 2009

Vice-Chairman of the Board of Roche Holding Ltd,
Member of the Board of Glyndebourne Productions Ltd,
Brunswick Capital Ltd, Chairman of Nemadi Advisors Ltd
and Living Planet Fund Management Co. as well as Massellaz SA
Vice-President of WWF International

Peter Kappeler
Director
Businessman, Swiss national, born 1947
Non-executive
First elected in 2005
Current term of office expires in 2007

Chairman of the Board of Berner Kantonalbank,
Member of the Board of Directors of Cendres et Métaux SA,
Schweizerische Mobiliar Holding AG, Schweizerische Mobiliar Genossenschaft, Jungfraubahn Holding AG and Ypsomed AG

Prof. Dr John Marthinsen
Director
Professor, US national, born 1949
Non-executive
First elected in 2000
Current term of office expires in 2009

The Distinguished Chair in Swiss Economics at Babson College,
Member of the Glavin Center for Global Management

Prof. Dr Dr hc Henner Schierenbeck
Director
Professor, German national, born 1946
Non-executive
First elected in 2000
Current term of office expires in 2008

Professor of bank management and controlling at the University of Basel, scientific adviser for the "Zentrum für Ertragsorientiertes Bankmanagement" (Münster/Westfalen), Member of the Council of the European Centre for Financial Services, Member of the Supervisory Board of DIA Consult AG (from left to right):

Peter Kappeler, Dietrich Fuhrmann, Prof. Henner Schierenbeck, Dr Jürg Witmer (Chairman), Dr Andres F. Leuenberger, Prof. John Marthinsen, André Hoffmann



The curriculum vitæ of the Board members are available on Givaudan's website www.givaudan.com – [our company] – [leadership] – [board of directors]

The term of office of the Board members is three years, subject to prior resignation or removal. Board members have to resign at the latest at the general meeting following their 70th birthday. Elections are by rotation in such a way that the term of about one third of the Board members expires every year. The election is individual. In order to allow a phased renewal of the Board's composition, the Board has adopted an internal succession planning.

None of the Board members has important business connections with Givaudan SA or any of the members of the Givaudan Group. Dr Jürg Witmer, Chairman, was the CEO of Givaudan until 27 April 2005. Until then, he was also the only executive member of the Board of Directors. Mr Dietrich Fuhrmann, non-executive member of the Board of Directors retired as member of the Executive Committee on 31 March 2004.

At the Annual General Meeting on 7 April 2006, Jürg Witmer, André Hoffmann and John Marthinsen were re-elected to an additional three year term on the Board of Directors.

Committees of the Board

The Board of Directors is comprised out of three Committees: an Audit Committee, a Nomination and Governance Committee and a Compensation Committee. Each committee is formally led by a Committee Chairman whose main responsibilities are to organise, lead and minute the meetings.

Meetings of Board Committees are usually held before or after each Board meeting. Moreover, the Board has delegated specific tasks to other Committees, consisting of the CEO and managers with technical expertise: the Safety and Environment Committee and the Corporate Compliance Committee.

The roles of the Committees are described on Givaudan's website www.givaudan.com – [our company] – [leadership] – [board of directors] – [committees of the board]

Committees of the Board	Jürg Witmer	Andres F. Leuenberger	Dietrich Fuhrmann	André Hoffmann	Peter Kappeler	John Marthinsen	Henner Schierenbeck
Audit							■
Nomination & Governance	■						
Compensation		■					

■ = *Chairman of the Committee*

Board Meetings

In 2006, the Givaudan Board of Directors held five regular meetings and five extraordinary meetings. During each Board meeting, the company's operational performance was presented by management and reviewed by the Board. Selected members of the management were invited to address specific projects.

All Board members have direct access to the Givaudan Intranet where all internal information on key events, presentations and organisational changes are posted. In addition, the Board members receive all press releases and information sent to investors and financial analysts via e-mail.

In preparation for Board meetings, information is sent to the Board members via e-mail and ordinary mail. A data room containing additional information and historical data is set up prior to each meeting where Board members can consult relevant documents.

Executive Committee

The Executive Committee, under the leadership of the CEO, is responsible for all areas of management of the company that are not specifically reserved to the Board of Directors. The Executive Committee holds regular meetings at Givaudan sites around the world or by teleconference.

Members of the Executive Committee

Gilles Andrier
Chief Executive Officer
joined Givaudan in 1993, born 1961
French national

Mauricio Graber
President Flavour Division
joined Givaudan in 1995, born 1963
Mexican national

Michael Carlos
President Fragrance Division
joined Givaudan in 1984, born 1950
Indian national

Matthias Währen
Chief Financial Officer
joined Givaudan in 2004, born 1953
Swiss national

Adrien Gonckel
Information Technology
joined Givaudan in 1982, born 1952
French national

Bruce Bachmeier
Human Resources
joined Givaudan in 1995, born 1957
United States national

The curriculum vitæ of the members of the Executive Committee are available on Givaudan's website www.givaudan.com – [our company] – [leadership] – [management team] (from left to right):

Adrien Gonckel, Matthias Währen, Mauricio Graber, Gilles Andrier, Bruce Bachmeier, Michael Carlos



Compensation, Shareholdings and Loans

Compensation

Givaudan has established a remuneration policy designed to attract, motivate and reward key executives for the achievement of ambitious goals required for future growth, profitability and creation of shareholder value. Compensation of senior executives consists typically of base salary, annual performance incentive and long-term incentive in the form of call options. The annual performance incentive payout is based on the achievement of previously agreed objectives and parameters. The most important performance criteria for senior executives are sales growth, operating performance and return on net operating assets. The performance incentive is paid in the first quarter of each year and calculated on the basis of the operating performance of the previous year.

The ***Compensation Committee*** of the Board of Directors approves the remuneration policy of the group and the remuneration of the members of the Executive Committee. It approves share option plans and other performance-related remuneration instruments as well as the pension-fund policies.

Compensation of members of the Board

Compensation for the Board members consists of Director Fees and Committee Fees. These Fees are paid shortly after the Annual General Meeting for year *in office accomplited*. In addition, each Board member is entitled to participate in the share option plan of the company. With the exception of the Chairman, each Board member receives an amount for out-of-pocket expenses. This amount is paid for the coming year in office.

Compensation of members of the Board

Compensation 2006	Jürg Witmer	Andres F. Leuenberger	Dietrich Fuhrmann	André Hoffmann	Peter Kappeler	John Marthinsen	Henner Schierenbeck	Total
Director fees	210,000	70,000	70,000	70,000	70,000	70,000	70,000	630,000
Other cash compensation[1]	280,000							280,000
Committee fees	80,000	60,000	40,000	40,000	40,000	40,000	40,000	340,000
Total Cash in CHF	570,000	130,000	110,000	110,000	110,000	110,000	90,000	1,230,000
Number of options granted[2]	20,100	6,700	6,700	6,700	6,700	6,700	6,700	60,300
Value at grant in CHF	242,607	80,869	80,869	80,869	80,869	80,869	80,869	727,821

Payments for Board members for out-of-pocket expenses amounted to CHF 60,000

1) Represents compensation for additional duties as indicated in the 2006 Annual Report

2) Options vest on 6 March 2008

Compensation of the Board member with the highest compensation

The Board member with the highest compensation in 2006 is Dr Jürg Witmer, Chairman of the Board as of 28 April 2005. For compensation details please refer to the table on the previous page.

Special compensation of members of the Board and Executive Committee who left the company during the reporting period

The amount of total cash compensation shown in the table below includes an expense which has been paid to one member of the Executive Committee from July 2006 through the end of the year.

Compensation of the Executive Committee

Compensation 2006	Gilles Andrier CEO	Executive Committee members (excl. CEO) [1]	Total
Base salary [2]	655,150	2,549,686	3,204,836
Performance Incentive [3]	418,789	1,648,953	2,067,742
Other benefits in kind	26,699	365,574	392,273
Total Cash in CHF	1,100,638	4,564,213	5,664,851
Annualised expense accrued for supplementary retirement benefit	129,049	495,885	624,934
No. of options granted [4]	60,000	187,500	247,500
Value at grant in CHF	724,200	2,263,125	2,987,325

1) Represents full year compensation of 6 Executive Committee members with one member having retired in June 2006 and one having joined the Executive Committee in July 2006

2) Represents an 3.3% increase in local currency compared to 2005 for the Executive Committee members (excl. CEO)

3) Performance incentive is paid based on the year 2005 performance

4) Options vest on 6 March 2008

Compensation of former members of the Board and Executive Committee

No such compensation was incurred during the reporting period.

Additional Fees and Loans

No additional fees and/or compensation were paid during the reporting period to any member of the Board, any member of the Executive Committee or any closely connected person. None of them had any loan outstanding as per 31 December 2006.

Ownership of Shares

No shares were allocated to any member of the Board, any member of the Executive Committee or any person closely connected to any of these individuals during the reporting period.

As per 31 December 2006, the members of the Executive Committee, including persons closely connected to them, held 20 Givaudan shares. In total, the members of the Board including persons close to them held 137,000 Givaudan shares.

Ownership of Share Options

Givaudan's share options are fully tradable after vesting. Details about the Givaudan share option plan are described in note 8 of the 2006 Financial Report.

The following share options were granted to members of the Board during the corresponding periods and are still owned by them as per 31 December 2006.

The company is not aware of any ownership of share options as per 31 December 2006 by persons closely connected to the Board of Directors.

Year of grant	Maturity date	Vesting date	Ticker	Strike price [1] (CHF)	Ratio (option: share)	Value per option at grant date (CHF)	Number of options held
2002	29 Jan 2007	28 Jan 2005	GIVBB	575.0	10:1	8.120	-
2003	17 Mar 2008	17 Mar 2005	GIVMS	509.7	10:1	5.670	10,600
2004	18 Mar 2009	18 Mar 2006	GIVOV	656.4	10:1	10.870	18,000
2005	21 Mar 2010	21 Mar 2007	GIVAB	805.0	10:1	10.740	89,000
2006	07 Mar 2011	06 Mar 2008	GIVLP	1,050.0	10:1	12.070	60,300

1) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 27 April 2004 and on 7 April 2005, to distribute extraordinary dividends

The following share options are owned by the CEO, the other members of the Executive Committee and by persons closely connected to them as per 31 December 2006.

Year of grant	Maturity date	Vesting date	Ticker	Strike price [1] (CHF)	Ratio (option: share)	Value per option at grant date (CHF)	Number of options
2002	29 Jan 2007	28 Jan 2005	GIVBB	575.0	10:1	8.120	-
2003	17 Mar 2008	17 Mar 2005	GIVMS	509.7	10:1	5.670	15,000
2004	18 Mar 2009	18 Mar 2006	GIVOV	656.4	10:1	10.870	40,000
2005	21 Mar 2010	21 Mar 2007	GIVAB	805.0	10:1	10.740	202,000
2006	07 Mar 2011	06 Mar 2008	GIVLP	1,050.0	10:1	12.070	229,500

1) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 27 April 2004 and on 7 April 2005, to distribute extraordinary dividends

Shareholders' Participation Rights

In exercising voting rights, no shareholder may, with his own shares and the shares he represents, accumulate more than 10% of the entire share capital. Entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule are considered as one shareholder. This restriction does not apply to the exercise of voting rights through members of a corporate body, independent representatives and holders of deposited shares, to the extent that no avoidance of the said restriction to the voting rights results therefrom. Any change in this rule requires a positive vote of the absolute majority of the share votes represented at a shareholders' meeting, as prescribed by Swiss law.

Any shareholder who, on the day determined by the Board of Directors, is registered as a shareholder with voting rights has the right to attend and to vote at the shareholders' meeting. Each shareholder may be represented by another shareholder who is authorised by a written proxy, or by a legal representative, a holder of deposited shares, a member of a corporate body or an independent person designated by the company.

The articles of incorporation of Givaudan SA follow the majority rules prescribed by Swiss law for decisions of general meetings of shareholders.

Shareholders registered with voting rights are convened to shareholders' meetings by ordinary mail and by publication in the Swiss official trade journal at least 20 days prior to the day of the meeting. Shareholders representing shares for a nominal value of at least CHF 1 million may demand in writing, at least 45 days before the meeting, that an item be included in the agenda, setting forth the item and the proposals.

Shareholders registered in the share register with voting rights at the date specified in the invitation will be convened to the Annual General Meeting, which will be held on 30 March 2007. The specified date will be approximately two weeks before the meeting.

Change of Control and Defence Measures

The articles of incorporation of Givaudan SA do not have any rules on opting out or opting up. The legal provisions apply, by which anyone who acquires more than 33 1/3% of the voting rights of a listed company is required to make a public offer to acquire all listed securities of the company that are listed for trading on the SWX Swiss Exchange.

In the event of a change of control, share options granted by the company to members of the Board of Directors will become immediately vested. Options granted to a total of 203 employees will be deemed exercised and will entitle these employees to an amount equal to four times the value at grant or the market value at the time of the change of control, whichever is higher. Additionally, in the event of a change of control that has not been approved by the Board of Directors, the members of the Executive Committee and a group of a further 23 executives will be entitled to a compensation equivalent to two years' remuneration.

Internal Audit

Corporate Internal Audit is an independent and objective corporate function established to assist management in achieving their objectives. The Internal Audit's role is to evaluate and contribute to the continuous improvement of the company's risk management and control systems. This specifically includes also the analysis and evaluation of the effectiveness of business processes and recommendations for adjustments where necessary.

The audit approach is based on the business process audit methodology, which provides value to the local entities and to group management. Effective communication and reporting ensure an efficient implementation of the audit recommendations.

Corporate Internal Audit reports to the Audit Committee of the Board of Directors. The audit function has been headed since the year 2000 by Jean-Pierre Wirtz. For specific audits of affiliates, staff from Ernst & Young supports the internal audit function.

In 2006, Corporate Internal Audit has participated in four meetings of the Audit Committee and in one meeting of the Board of Directors.

External Auditors

PricewaterhouseCoopers SA (PwC) has been appointed as the worldwide auditors of the Givaudan Group since the spin-off in 2000. The responsible principal auditor since 2000 has been Ralph R. Reinertsen, partner.
His term will end with the audit of the year 2006.

The fees of PricewaterhouseCoopers SA for professional services related to the audit of the Group's annual accounts for the year 2006, amounted to CHF 2.6 million. This amount includes fees for the audit of Givaudan SA, of its subsidiaries, and of the consolidated financial statements.

In addition, for the year 2006, PricewaterhouseCoopers SA rendered other services (mainly tax related) for CHF 0.4 million.

The auditor presents the outcome of the audit directly to the Audit Committee at the end of each reporting year. The Audit Committee is also responsible for evaluating the performance of PricewaterhouseCoopers as external auditors. In addition, the Committee reviews and approves the compensation of PwC, evaluates and approves other services provided by the external auditor. In 2006, PricewaterhouseCoopers attended three meetings of the Board's Audit Committee. The scope of the audit is defined in an engagement letter approved by the full Board of Directors.

Information Policy

Givaudan's Principles of Disclosure and Transparency are described in detail on www.givaudan.com – [investors] – [corporate governance] – [policies]

Hardcopies of company publications, such as annual report, half-year report and environment & safety report are available on request. They can also be downloaded from Givaudan's website under www.givaudan.com – [investors] – [financial results] and [full & half year reports]

Other important website paths
Quarterly sales information and other media releases:
www.givaudan.com – [media] – [media releases]

Calendar of events:
www.givaudan.com – [investors] – [investor information] – [calendar]

Articles of Incorporation:
www.givaudan.com – [our company] – [corporate publications]

Givaudan Securities

Price development of shares since public listing



CHF
1,200
1,100
1,000
900
800
700
600
500
400
300
200
June 8
2000
2001
2002
2003
2004
2005
2006
Givaudan
SMI (rebased)

Givaudan Shares are traded at virt-x, ticker symbol 1064593.





Huo Guo in Chinese means Fire Pot. This very popular meal is commonly known as hot pot or steamboat. In Western languages like French, German and English it can also be known as Chinese Fondue. Huo Guo is a communal dish (like Fondue), which originates from Mongolia. Nowadays it is eaten in a variety of forms throughout East Asia. It consists of a simmering pot of stock at the centre of the dining table. While the hot pot is kept simmering, ingredients are placed into the pot and are cooked at the table. Typical hot pot ingredients include thinly sliced meat, leafy vegetables, mushrooms, wontons, egg dumplings and seafood. The cooked food is sometimes eaten with a dipping sauce. At the end of the meal the nicely flavoured stock is also eaten.

The Chinese style of hot pot has its origins in Mongolia and Northern China, evolving from its simple form over a thousand years ago. Mongolian nomads would cook meat and vegetables in a pot over the embers of a camp fire. It is said that these nomads started the tradition of slicing meats thinly, allowing them to be cooked with minimal use of precious fuel. This tradition was then spread to Southern China during the Tang Dynasty. Later, the northern nomads who settled in China enhanced the hot pot with various meats, and in the South seafood was added as an ingredient. During the time of the Qing Dynasty, the hot pot became popular throughout most of China. Today, in many modern homes, particularly in the big cities, the traditional coal heated steamboat or hot pot has been replaced with electric or gas versions.

The hot pot tradition is very famous in the Sichuan province, where it has evolved with a distinctive style. The cities of Chengdu and Chongquing are well-known for it and to distinguish this very popular dish, it is called Sichuan hot pot or Si Chuan Huo Guo. One of the most famous variations of Si Chuan Huo Guo is the Sichuan Ma La (numb and spicy) hot pot. A special spice known as Hua Jiao, or Sichuan pepper, is added to dull the sense of taste, hence Ma La.

It is usually eaten with a wide variety of meats. Givaudan has conducted in-depth research into the Sichuan Hot Pot and in particular to the Sichuan pepper and has found interesting ingredients for food flavour applications.

Financial Summary

This section contains condensed financial information only. The reader is referred to the separate Financial Report, which contains the full financial statements and disclosures, should additional information be required.

Operating Performance

In an increasingly challenging environment, Givaudan again delivered a solid operating performance in 2006, particularly when compared to the strong results of the previous year.

Sales increased by 4.7 % in Swiss francs and 3.5 % in local currencies. It should be noted that both divisions continued to eliminate low value-added ingredients from their respective product portfolios. Excluding this streamlining effect, sales increased by 4.9 % in local currencies.

Gross profit improved by 5.7% to CHF 1,436 million representing a gross margin of 49.4% compared to 48.9% for the previous year. Despite several raw material cost increases, the margin level was maintained thanks to an improved product mix, selected price increases as well as disciplined cost control and efficiency gains.

As communicated on 4 August 2006, Givaudan achieved an out of court full and final settlement with 51 plaintiffs involved in the US butter flavour litigation. The net impact recorded in the 2006 income statement was CHF 44 million. Approximately CHF 24 million (USD 20 million) is still under discussion with insurers and Givaudan pursues the recovery of this amount.

2006 operating profit remained at 2005 level. However, on a comparable basis, (2005: excluding asset impairment in connection with announced site closures; 2006: excluding restructuring charges and asset impairments in connection with announced site closures, the net effect of the butter flavour litigation case settlement and a one time gain resulting from land disposal) the operating profit increased by 3.0%. Comparable EBIT and EBITDA margins decreased slightly to 18.9% and 22.7% respectively.

Project Outlook

Our business transformation project "Outlook", which intends to implement a new Enterprise Resource Planning (ERP) system in the supply chain, regulatory and finance areas started in September 2006 is progressing as planned. It will allow Givaudan to establish an integrated enterprise architecture, further develop best in class processes and achieve operational efficiencies.

Financial Performance

Financial expenses, net of income, decreased by CHF 20 million to CHF 6 million in 2006, mainly thanks to lower interest charges as well as realised and unrealised net gains on some derivatives in connection with hedging transactions.

The average expected tax rate was maintained at 19% The effective tax rate in 2006 reached 19%, compared to 16% in 2005. However, the latter was positively impacted by a one time effect of CHF 13 million.

Net profit after taxes increased by 1.5% to CHF 412 million, representing 14.2% of sales. As a consequence of the net profit improvement and the lower average number of outstanding shares, earnings per share increased by 3.6% to CHF 58.62.

Cash flow

Givaudan continued to deliver a sound operating cash flow of CHF 449 million, below 2005 by CHF 53 million, mainly due to payments made in connection with the butter flavour litigation case settlement. Total net investments of CHF 142 million remained stable, leading to an operating cash flow after investments of CHF 307 million.

During 2006, Givaudan returned CHF 126 million in cash to its shareholders in the form of a dividend.

Balance sheet

The Givaudan balance sheet remained strong. At the end of 2006, the equity ratio reached 59% of total assets, up from 54% at the end of 2005. Due to a lower debt, resulting mainly from changes in exchange rates, and increased cash, mainly due to the sale of shares from the third share buy back programme, net debt decreased from CHF 618 million to CHF 479 million.

Consolidated Condensed Balance Sheet at 31 December

in millions of Swiss francs	2006	2005
Current assets	1,920	1,723
Non-current assets	2,780	2,793
▶ Total assets	4,700	4,516
Current liabilities	619	763
Non-current liabilities	1,285	1,316
▶ Total liabilities	1,904	2,079
Share capital	72	74
Retained earnings, reserves and other equity components	2,721	2,361
Minority interest	3	2
▶ Equity	2,796	2,437
▶ Total liabilities and equity	4,700	4,516

Consolidated Condensed Cash Flow Statement for the Year ended 31 December

in millions of Swiss francs	2006	2005
▶ Cash flows from (for) operating activities	449	502
▶ Cash flows from (for) financing activities	(191)	(548)
▶ Cash flows from (for) investing activities	(122)	(138)
Net effect of currency translation on cash and cash equivalents	(1)	14
Increase (decrease) in cash and cash equivalents	135	(170)
Cash and cash equivalents at the beginning of the period	289	459
▶ Cash and cash equivalents at the end of the period	424	289

Givaudan Worldwide

ARGENTINA
Givaudan Argentina SA
San Lorenzo 4759
Esquina Ave Mitre
(B1605EIO) Munro Prov.
Buenos Aires

AUSTRALIA
Givaudan Australia Pty Ltd
9, Carolyn Street
P.O. Box 6125
Silverwater N.S.W 2128

Givaudan Australia Pty Ltd
Unit 36, 5 Inglewood Place
Baulkham Hills N.S.W 2153

AUSTRIA
Givaudan Austria GmbH
Twin Tower Vienna
Wienerbergstrasse 11
1810 Vienna

BERMUDA
Givaudan International Ltd
Hamilton
FF Holdings (Bermuda) Ltd
Hamilton
FF Insurance Ltd
Hamilton

BRAZIL
Givaudan do Brasil Ltda
Av. Engenheiro Billings, 2185
Jaguaré, São Paulo
SP - CEP 05321-010

CANADA
Givaudan Canada Co.
2400 Matheson Boulevard, East
Mississauga, Ontario
L4W – 5G9

CHILE
Givaudan Chile Ltda
Luis Rodríguez Velasco 4717, oficina 212
Las Condes, Santiago

CHINA
Flavours & Fragrances Creation, Sales & Production
Shanghai Givaudan Ltd
298 Li Shi Zhen Road
Zhang Jiang High-Tech Park
Pu Dong New Area
Shanghai 201203

Givaudan Flavors (Shanghai) Ltd
N° 668 Jin Ye Road
Jin Qiao Export Area
Pu Dong New Area 201201
Shanghai

Givaudan Specialties (Shanghai) Ltd
N° 111 North Lianhe Road,
Shanghai Chemical Industrial
Zone Fengxian Sub Zone

Flavours & Fragrances Sales
Shanghai Givaudan Ltd
Guangzhou Branch
17/A, Yin Zheng Mansion
338 Huan Shi East Road
Guangzhou 510060

Givaudan Flavors (Shanghai) Ltd
Guangzhou Branch
17/B, Yin Zheng Mansion
338 Huan Shi East Road
Guangzhou 510060

Givaudan Flavors (Shanghai) Ltd
Beijing Branch
Unit 1201-1204 Tower A,
Beijing Kelun Building
12A Guanghua Road, Chaoyang District
Beijing 100020

Givaudan Hong Kong Ltd
17A, Lippo Leighton Tower
103-109 Leighton Road
Causeway Bay
Hong Kong

COLOMBIA
Givaudan Colombia SA
Carrera 99 No 25G-40
151196 Bogota DC
Bogota, Colombia

CZECH REPUBLIC (and Slovakia)
Givaudan CR, sro
Klimentska 10
110 00 Praha 7

DENMARK
Givaudan Scandinavia A/S
Gøngehusvej 280
2970 Hørsholm

ECUADOR
Givaudan Ecuador SA
Kennedy Norte, Avenida Francisco de Orellana,
Oficina N° 605, Piso 6 Torre B
del Edificio World Trade Center
Guayaquil

FINLAND (Estonia, Lithuania, Latvia)
Givaudan Suisse SA Branch in Finland
Kauppakartanonkatu 7 A 44
00930 Helsinki

FRANCE
Givaudan Participation SAS
55, Voie des Bans,
B.P. 24
95102 Argenteuil

Flavours
Givaudan France Arômes SAS
55, Voie des Bans,
B.P. 24
95102 Argenteuil

Fragrances Sales & Production
Givaudan France Fragrances SAS
55, Voie des Bans,
B.P. 24
95102 Argenteuil

Fine Fragrances Studio
Givaudan France Fragrances SAS
46, avenue Kleber
75116 Paris

Creative Fragrance Centre
Givaudan France Fragrances SAS
19-23, Voie des Bans,
B.P. 98
95102 Argenteuil

Fragrances Production
Givaudan France Fragrances SAS
62, rue Paul Cazeneuve,
B.P. 8236
69355 Lyon

GERMANY
Flavours
Givaudan Deutschland GmbH
Giselherstrasse 11
44319 Dortmund

Fragrances
Givaudan Deutschland GmbH
Lehmweg 17
20251 Hamburg

HUNGARY
Givaudan Schweiz AG
Hungary Commercial Representative Office
Frankel Leo út 20.I.2
1027 Budapest

INDIA
Flavours & Fragrances Sales
Givaudan (India) Pvt Ltd
Bonanza "A" Wing, 402-412
Sahar Plaza Complex
M.V. Road
Andheri East
Mumbai 400 059

Creative Fragrance Centre
Givaudan (India) Pvt Ltd
13th Floor
Prestige Meridian 1
29 M. G. Road
Bangalore 560 001

Flavours & Fragrances Production
Vinarom Pvt Ltd
Plot No.26, 2nd Cross
Jigani Industrial Area
Jigani 562 106
Anekal Taluk, Karnataka State

INDONESIA
PT Givaudan Indonesia
S. Widjojo Centre 6th Floor
Jl Jendral Sudirman 71
Jakarta 12190

ITALY
Givaudan Italia SpA
Via XI Febbraio, 99
20090 Vimodrone, Milan

JAPAN
Givaudan Japan KK
3-23 Shimomeguro 2-chome
Meguro-ku
Tokyo 153-0064

Givaudan Japan KK
Meguro Toho Building, 3/F
1-7 Kamiosaki 3-chome
Shinagawa-ku
Tokyo 141-0021

Flavours Production
Givaudan Japan KK
3056, Kuno
Fukoroi-Shi
Shizuoka 437-0061

MALAYSIA
Givaudan Malaysia Sdn Bhd
A-901 Menara 1, Kelana Brem Towers
Jalan SS 7/15 (Jalan Stadium)
47301 Petaling Jaya
Selangor Darul Ehsan

MEXICO
Flavours
Givaudan de Mexico SA de CV
Eje Norte-Sur N° 11, CIVAC
62500 Jiutepec, Morelos

Fragrances
Givaudan de Mexico SA de CV
Avenida Paseo de la Reforma No. 2620, piso 9
Edificio Reforma Plus Col. Lomas Atlas
11950, D.F.

NETHERLANDS
Givaudan Nederland BV
Nijverheidsweg 60
P.O. Box 414
3770 AK Barneveld

PERU
Givaudan Perù SAC
Av. Víctor Andrés Belaunde 147
Centro Empresarial Real.
Torre Real 6. Of. 203
San Isidro Lima

PHILIPPINES
Givaudan Singapore Pte Ltd
Philippines Regional Headquarters
3/F, Roche Building
2252 Don Chino Roces Avenue
1231 Makati City, Metro Manila

POLAND
Givaudan Polska Sp zo o
Ul Podchorazych 83
00-722 Warszawa

RUSSIAN FEDERATION
Givaudan Schweiz AG
Representative Office in Moscow
Riverside Towers Business Centre, 8th floor
Kosmodamianskaya nab. 52/1
115054 Moscow

SINGAPORE
Givaudan Singapore Pte Ltd
1 Woodlands Avenue 8
Singapore 738972

SOUTH AFRICA
Givaudan South Africa (Pty) Ltd
51A Galaxy Avenue
Linbro Business Park
Frankenwald
Sandton 2065

SOUTH KOREA
Givaudan Korea Ltd
31/F, The MMAA Bldg
467-12 Dogok-Dong
Gangnam-Gu, Seoul 135-270

SPAIN
Givaudan Ibérica, SA
Pla d'en Batlle s/n,
08470 Sant Celoni,
Barcelona

Givaudan Ibérica, SA
Colquide, 6
Edificio Prisma I, 2ª Planta
28230 Las Rozas
Madrid

Fragrances Sales
Givaudan Ibérica, SA
Edificio Géminis, Bloque B 1° 2ª
Parque de Noegocios Mas Blau
08820 El Prat de Llobregat, Barcelona

SWITZERLAND
Corporate Headquarters
Givaudan SA
Chemin de la Parfumerie 5
1214 Vernier

Givaudan International SA
Chemin de la Parfumerie 5
1214 Vernier

Givaudan Finance SA
Chemin de la Parfumerie 5
1214 Vernier

Fragrances
Givaudan Suisse SA
Chemin de la Parfumerie 5
1214 Vernier

Flavours Creation, Sales & Production
Givaudan Schweiz AG
Ueberlandstrasse 138
8600 Dübendorf

Fragrances Corporate Research
Givaudan Schweiz AG
Ueberlandstrasse 138
8600 Dübendorf

Flavours
Givaudan Schweiz AG
8310 Kemptthal

TAIWAN
Givaudan Singapore Pte Ltd
Taiwan Branch Office
7/F N° 303, Sec. 4
Hsin Yi Road, Taipei

THAILAND
Givaudan (Thailand) Ltd
93/1 GPF Witthayu Building
8th Floor, Tower B
Wireless Road, Lumpini
Pathumwan,
Bangkok 10330

TURKEY
Givaudan Aroma ve
Esans Sanayi ve Ticaret Ltd. Sti.
Ebulula Cad. Lale Sok.
Park Maya Sitesi Barclay 19A D:6-7
Akatlar, Istanbul

UKRAINE
Givaudan Suisse SA
Representative Office in Ukraine
Pimonenko Str. 13, 6B/18
Kiev Ukraine 04050

UNITED ARAB EMIRATES
Givaudan Suisse SA
Representative Office in Dubai
Gulf Towers - 901-902
P.O. Box 33170
Dubai

UNITED KINGDOM
Flavours
Givaudan UK Ltd
Chippenham Drive
Kingston
Milton Keynes, MK10 OAE

Fragrances
Givaudan UK Ltd
Magna House
76-80 Church Street
Staines, Middx. TW18 4XR

UNITED STATES
Givaudan United States, Inc.
Corporation Trust Center
1201 Orange Street
Wilmington, DE 19801

Flavors Creation & Sales
Givaudan Flavors Corporation
1199 Edison Drive
Cincinnati, OH 45216

Flavors Corporate Research
Givaudan Flavors Corporation
1199 Edison Drive
Cincinnati, OH 45216

Flavors Production
Givaudan Flavors Corporation
110 E. 69th Street
Cincinnati, OH 45216

Givaudan Flavors Corporation
9500 Sam Neace Drive
Florence, KY 41042

Givaudan Flavors Corporation
Merry Lane
East Hanover, NJ 07936

Givaudan Flavors Corporation
4705 U.S. Highway 92 East
Lakeland, FL 33801-3255

Givaudan Flavors, Inc.
231 Rock Industrial Park Drive
Bridgeton, MO 63044

Givaudan Flavors Corporation
63, Boardmann Road
New Milford, CT 06776

International Bioflavors, Inc.
1730, Executive Drive
Oconomowoc, WI 53066

Creative Fragrance Centre
Givaudan Fragrances Corporation
1775 Windsor Road
Teaneck, NJ 07666

Fine Fragrances Studio
Givaudan Fragrances Corporation
40 West 57th St. 11th floor
New York, NY 10019

Fragrances Production
Givaudan Fragrances Corporation
International Trade Center
300 Waterloo Valley Road
Mount Olive, NJ 07828

VENEZUELA
Givaudan Venezuela SA
Calle Veracruz con calle Cali – Torre ABA
Piso 8, oficina 8A
Las Mercedes, 1080 Caracas, Venezuela

VIETNAM
Givaudan Singapore Pte Ltd
Vietnam Representative Office
Glay Viet Plaza, 5th Floor
180-182 Ly Chinh Thang St.,
District 03,
Ho Chi Minh City

Financing / Services
Sales
Creation / Application
Production

Contact

Givaudan SA
Chemin de la Parfumerie 5
CH – 1214 Vernier, Switzerland
T + 41 22 780 91 11
F + 41 22 780 91 50
www.givaudan.com

Credits

Photos
Jiang Shengsheng
Photographer Shanghai

Peter Marlow
Magnum

Dr h.c. Roman Kaiser
Research Director, Givaudan

Willi Grab
Flavours R&D, Givaudan

Xiaogen Yang
Flavours R&D, Givaudan

Peter Wullschleger
Head of Corporate Communications
& Investor Relations, Givaudan

Magali Dauwalder
Media Relations,
Corporate Communications, Givaudan

Getty Images
LWA

Design and Typesetting
Latitudesign
Nyon / Vaud, Switzerland

Photolithography
Scan Graphic SA
Nyon / Vaud, Switzerland

Printing
Courvoisier-Attinger
Bienne / Bern, Switzerland

The Givaudan Annual Report is published in English, German and French
The Givaudan Financial Report is published in English
All trademarks mentioned enjoy legal protection
Chlorine-free paper – Printed in Switzerland

Florida Water


Men Fragrance
Perfume Men 男士香水
花露水

Chinese tend to prefer mild fragrances. The exposure to Western style fine fragrances can be traced back to the early 19th century with Florida Water, one of the most popular and prestigious early fine fragrances and key imprinting smell in China, which is still nowadays widely used as functional product.

The name Florida Water refers to a fabled Fountain of Youth said to be located in Florida. In fact, one of the earliest brands of Florida Water imported in China came from Murray&Lanman, a cologne water already introduced in 1808 in the USA. In China two brands "Two Girls" and "Murray&Lanman Florida Water Cologne" were launched around 1905.

In the 1920s the Chinese brand "Ming Xing", meaning star or celebrity, came to the market and was a huge success.

In 1990, Liushen Florida Water was first launched, capitalising on the combined benefits of Chinese medicine and Florida Water. The traditional Chinese recipe of "liu shen" is mainly made out of pearl powder and musk, targeted at skin treatment in summer (anti itchiness, anti heat rash). The Chinese Florida Water is called "Hua Lu Shui", which literally means "flower nectar water".

The 19th century formula Florida Water blends an array of floral essential oils in a water alcohol base. The smell of the Chinese version differs from the Western style Florida Water. The latter is reminiscent of lavender. In China, rose and musk oils are used, since lavender oil was not available and the imported oils were too expensive. The portfolio of Chinese Florida Waters was expanded by other local smells, such as the Jasmine Florida Water, which is also still very popular nowadays. The movie "Jasmine Women" (2003), starring the famous Chinese actress Ziyi Zhang, refers to Jasmine Florida Water.



Florida Water is historically and culturally deeply imprinted in the Chinese olfactive memory. Furthermore it has various functionalities and applications: it is refreshing and energizing when applied to the temples; it is fragrancing in the bath, especially in summer as an antiseptic or to control the heat rash; it serves to clean the bamboo bed mat and to take the itch out of mosquito bites; and it is also a welcomed air freshener and is used in the laundry water.

Givaudan market research tools developed to study the consumer reaction on fragrances include various parameters such as expectations, habits, attitudes and price. They help perfumers to be more effective in anticipating and identifying changes of preference in the Chinese market. These tools add a sensory insight to enhance fragrance development to meet the evolving desires of consumers.

Givaudan recently conducted a global survey on the olfactive memory. 48 odours were identified as relevant for the olfactive memory of a nation, meaning that this smell is deeply imprinted in each consumer's memory. Florida Water was identified as the imprinting smell in China, related to the modern culture. Sensory Intelligence is one of the four pillars of Givaudan's Leading Sensory Innovation, meaning in-depth consumer understanding supported by unique testing methodologies and market expertise.

Table of Contents

Financial Review

in millions of Swiss francs, except for per share data	2006	2005
Sales	2,909	2,778
Gross profit	1,436	1,359
as % of sales	*49.4%*	*48.9%*
EBITDA at comparable basis [a c]	660	640
as % of sales	*22.7%*	*23.0%*
EBITDA [a]	628	640
as % of sales	*21.6%*	*23.0%*
Operating profit at comparable basis [b]	550	534
as % of sales	*18.9%*	*19.2%*
Operating profit	514	513
as % of sales	*17.7%*	*18.5%*
Result attributable to equity holders of the parent	412	406
as % of sales	*14.2%*	*14.6%*
Earnings per share – basic (CHF)	58.62	56.57
Earnings per share – diluted (CHF)	58.22	56.17
Operating cash flow	449	502
as % of sales	*15.4%*	*18.1%*

a) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

b) Comparable operating profit for 2006 excludes: restructuring charges, long- lived assets impairments, a one time gain on a land disposal and the net cost of the butter flavours litigation case settlement. Comparable operating profit for 2005 excludes: long- lived assets impairments.

c) Comparable EBITDA for 2006 excludes: restructuring charges, a one time gain on land disposal and the net cost of the butter flavours litigation case settlement.

in millions of Swiss francs, except for employee data	31 December 2006	31 December 2005
Total assets	4,700	4,516
Total liabilities	1,904	2,079
Total equity	2,796	2,437
Number of employees	6,056	5,924

Foreign exchange rates

Foreign currency to Swiss francs exchange rates

	ISO code	Units	31 Dec 2006	Average 2006	31 Dec 2005	Average 2005	31 Dec 2004
Dollar	USD	1	1.22	1.25	1.32	1.25	1.14
Euro	EUR	1	1.61	1.57	1.56	1.55	1.55
Pound	GBP	1	2.39	2.31	2.26	2.26	2.18
Yen	JPY	100	1.02	1.08	1.11	1.13	1.11

On 22 November 2006, Givaudan signed an agreement with UK-based Imperial Chemical Industries PLC to acquire its fragrance and flavour business, Quest International, for GBP 1.2 billion or around CHF 2.8 billion. In 2006, the financial effects of this planned transaction are limited to certain hedging transaction charges and balance sheet movements, deferred expenses, and cash received from the sale of the Givaudan shares bought under the buy back programme.

We expect this transaction to close in the first half of 2007.

Operating Performance

In an increasingly challenging environment, Givaudan again delivered a solid operating performance in 2006, particularly when compared to the strong results of the previous year.

Sales increased by 4.7 % in Swiss francs and 3.5 % in local currencies. It should be noted that both divisions continued to eliminate low value-added ingredients from their respective product portfolios. Excluding this streamlining effect, sales increased by 4.9 % in local currencies.

Gross profit improved by 5.7% to CHF 1,436 million representing a gross margin of 49.4% compared to 48.9% for the previous year. Despite several raw material cost increases, the margin level was maintained thanks to an improved product mix, selected price increases as well as disciplined cost control and efficiency gains.

As communicated on 4 August 2006, Givaudan achieved an out of court full and final settlement with 51 plaintiffs involved in the US butter flavour litigation. The net impact recorded in the 2006 income statement was CHF 44 million. Approximately CHF 24 million (USD 20 million) is still under discussion with insurers and Givaudan pursues the recovery of this amount.

2006 operating profit remained at 2005 level. However, on a comparable basis, (2005: excluding asset impairment in connection with announced site closures; 2006: excluding restructuring charges and asset impairments in connection with announced site closures, the net effect of the butter flavour litigation case settlement and a one time gain resulting from land disposal) the operating profit increased by 3.0%. Comparable EBIT and EBITDA margins decreased slightly to 18.9% and 22.7% respectively.

Project Outlook

Our business transformation project "Outlook", which intends to implement a new Enterprise Resource Planning (ERP) system in the supply chain, regulatory and finance areas started in September 2006 is progressing as planned. It will allow Givaudan to establish an integrated enterprise architecture, further develop best in class processes and achieve operational efficiencies.

Financial Performance

Financial expenses, net of income, decreased by CHF 20 million to CHF 6 million in 2006, mainly thanks to lower interest charges as well as realised and unrealised net gains on some derivatives in connection with hedging transactions.

The average expected tax rate was maintained at 19% The effective tax rate in 2006 reached 19%, compared to 16% in 2005. However, the latter was positively impacted by a one time effect of CHF 13 million.

Net profit after taxes increased by 1.5% to CHF 412 million, representing 14.2% of sales. As a consequence of the net profit improvement and the lower average number of outstanding shares, earnings per share increased by 3.6% to CHF 58.62.

Cash flow

Givaudan continued to deliver a sound operating cash flow of CHF 449 million, below 2005 by CHF 53 million, mainly due to payments made in connection with the butter flavour litigation case settlement. Total net investments of CHF 142 million remained stable, leading to an operating cash flow after investments of CHF 307 million.

During 2006, Givaudan returned CHF 126 million in cash to its shareholders in the form of a dividend.

Balance sheet

The Givaudan balance sheet remained strong. At the end of 2006, the equity ratio reached 59% of total assets, up from 54% at the end of 2005. Due to a lower debt, resulting mainly from changes in exchange rates, and increased cash, mainly due to the sale of shares from the third share buy back programme, net debt decreased from CHF 618 million to CHF 479 million.

Share Buy Back Programme

In anticipation of the acquisition financing of Quest International, Givaudan resold all the 133,800 shares originally bought under its third share buy back programme. The CHF 141 million net cash received is restricted for the payment of the acquisition.

Dividend

The Board of Directors will propose to the Annual General Meeting of 30 March 2007 the payment of an ordinary dividend of CHF 18.80 per share. This represents a 6.8% increase of the ordinary dividend per share.

Consolidated Financial Statements

Consolidated Income Statement for the Year Ended 31 December

in millions of Swiss francs, except for per share data	Note	2006	2005
Sales	5	2,909	2,778
Cost of sales		(1,473)	(1,419)
Gross profit		1,436	1,359
as % of sales		*49.4%*	*48.9%*
Marketing, development and distribution expenses	6	(730)	(658)
Administration expenses		(114)	(112)
Amortisation of intangible assets	18	(19)	(19)
Other operating income (expenses), net	9	(59)	(57)
Operating profit		514	513
as % of sales		*17.7%*	*18.5%*
Finance costs	10	(44)	(71)
Other financial income (expenses), net	10	38	45
Result before taxes		508	487
Income taxes	11	(95)	(80)
▶ Result for the period		413	407
▶ Attribution:		413	407
Result attributable to minority interest	12	1	1
Result attributable to equity holders of the parent		412	406
as % of sales		*14.2%*	*14.6%*
▶ Earnings per share – basic (CHF)	13	58.62	56.57
▶ Earnings per share – diluted (CHF)	13	58.22	56.17

Givaudan

Consolidated Balance Sheet at 31 December

in millions of Swiss francs	Note	2006	2005
Cash and cash equivalents		424	289
Available-for-sale financial assets	14	261	285
Accounts receivable – trade	15	485	471
Inventories	16	535	548
Current income tax assets	11	5	12
Derivative financial instruments	20	62	10
Derivatives on own equity instruments	22	42	45
Other current assets		106	63
Current assets		1,920	1,723
Property, plant and equipment	17	1,140	1,130
Intangible assets	18	1,331	1,369
Deferred income tax assets	11	116	110
Other long-term assets		193	184
Non-current assets		2,780	2,793
▶ Total assets		4,700	4,516
Short-term debt	19	189	190
Provisions	21	10	16
Accounts payable – trade and others		173	191
Current income tax liabilities	11	43	43
Derivative financial instruments	20	7	13
Financial liabilities: own equity instruments	22	-	144
Accrued and other current liabilities		197	166
Current liabilities		619	763
Long-term debt	19	975	1,002
Provisions	21	35	35
Liabilities for post-employment benefits	7	106	119
Deferred income tax liabilities	11	101	92
Other non-current liabilities		68	68
Non-current liabilities		1,285	1,316
▶ Total liabilities		1,904	2,079
Share capital	23	72	74
Retained earnings and reserves	23	3,180	3,010
Hedging reserve	4	52	
Own equity instruments	23	(136)	(318)
Fair value reserve for available-for-sale financial assets		19	18
Cumulative translation differences		(394)	(349)
Total equity attributable to equity holders of the parent		2,793	2,435
Minority interest	12	3	2
▶ Equity		2,796	2,437
▶ Total liabilities and equity		4,700	4,516

Consolidated Statement of Changes in Equity for the Year Ended 31 December

in millions of Swiss francs – 2006	Note	Share Capital	Restricted retained earnings and reserves	Unrestricted retained earnings and reserves	Own equity instruments	Hedging reserve	Fair value reserve for available-for-sale financial assets	Currency translation differences	Equity attributable to equity holders of the parent	Minority interest	Total
▶ **Balance at 1 January 2006**		74	273	2,737	(318)		18	(349)	2,435	2	2,437
Movement on fair value for available-for-sale financial assets, net							(12)		(12)		(12)
Movement on deferred taxes on fair value adjustments							(2)		(2)		(2)
(Gain) loss on available-for-sale financial assets removed from equity and recognised in the income statement							15		15		15
Movement on hedging reserve	4					52			52		52
Change in currency translation								(45)	(45)		(45)
▶ Net gains (losses) not recognised in the income statement						52	1	(45)	8		8
Net income				412					412	1	413
▶ Total recognised income and expenses for the year				412		52	1	(45)	420	1	421
Cancellation of shares	23	(2)		(149)	151						
Capital increase from conditional capital	23	-	33		(33)						
Dividends paid	23			(126)					(126)		(126)
Transfer from restricted reserves			(26)	26							
Movement on own equity instruments, net					64				64		64
▶ Net changes in other equity items		(2)	7	(249)	182				(62)		(62)
▶ Balance at 31 December 2006		72	280	2,900	(136)	52	19	(394)	2,793	3	2,796

in millions of Swiss francs – 2005	Note	Share Capital	Restricted retained earnings and reserves	Unrestricted retained earnings and reserves	Own equity instruments	Equity component of exchangeable bond	Fair value reserve for available-for-sale financial assets	Currency translation differences	Equity attributable to equity holders of the parent	Minority interest	Total
▶ Balance at 1 January 2005		**78**	**504**	**2,499**	**(664)**	**8**	**13**	**(451)**	**1,987**	**1**	**1,988**
Movement on fair value for available-for-sale financial assets, net							17		17		17
Movement on deferred taxes on fair value adjustments											
(Gain) loss on available-for-sale financial assets removed from equity and recognised in the income statement							(12)		(12)		(12)
Change in currency translation								102	102		102
▶ Net gains (losses) not recognised in the income statement							**5**	**102**	**107**		**107**
Net income				406					406	1	407
▶ Total recognised income and expenses for the year				**406**			**5**	**102**	**513**	**1**	**514**
Cancellation of shares	23	(4)		(290)	294						
Dividends paid	23			(117)					(117)		(117)
Transfer from restricted reserves			(231)	231							
Movement on own equity instruments, net				8	52	(8)			52		52
▶ Net changes in other equity items		**(4)**	**(231)**	**238**	**346**	**(8)**			**341**	**1**	**342**
▶ Balance at 31 December 2005		**74**	**273**	**2,737**	**(318)**		**18**	**(349)**	**2,435**	**2**	**2,437**

Consolidated Cash Flow Statement for the Year Ended 31 December

in millions of Swiss francs	Note	2006	2005
▶ Cash flows from (for) operating activities	25	449	502
Proceeds from issue of straight bond			297
Other increase (decrease) in long-term debt, net		14	(28)
Repayment of straight bond			(300)
Other increase (decrease) in short-term debt, net		6	(16)
Interest paid		(45)	(62)
Dividends paid		(126)	(117)
Acquisition of own equity instruments, net		(194)	(339)
Proceeds from share buy back (restricted cash)	4	141	
Others, net		13	17
▶ Cash flows from (for) financing activities		(191)	(548)
Purchase of property, plant and equipment and intangible assets	17,18	(169)	(161)
Proceeds from the disposal of property, plant and equipment and intangible assets		27	10
Interest received		3	5
Dividends received		1	1
Purchase and sale of available-for-sale financial assets, net		47	67
Purchase and sale of derivative financial instruments, net		5	(36)
Others, net		(36)	(24)
▶ Cash flows from (for) investing activities		(122)	(138)
▶ Net increase (decrease) in cash and cash equivalents		136	(184)
Net effect of currency translation on cash and cash equivalents		(1)	14
▶ Increase (decrease) in cash and cash equivalents		135	(170)
Cash and cash equivalents at the beginning of the year		289	459
▶ Cash and cash equivalents at the end of the year		424	289

Notes to the Consolidated Financial Statements

1. Group organisation

Givaudan SA and its subsidiaries (hereafter 'the Group'), operate under the name Givaudan. Givaudan SA is a limited liability company incorporated and domiciled in Switzerland. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries and branches in more than 40 countries. World-wide, it employs 6,056 people. A list of the principal Group companies is shown in Note 27 of the consolidated financial statements.

The Group is listed on the SWX Swiss Exchange.

2. Summary of significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with, and comply with, International Financial Reporting Standards (IFRS). They are prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets, derivative financial instruments and on own equity instruments classified as derivatives.

Givaudan SA's Board of Directors approved these consolidated financial statements on 16 February 2007.

Critical accounting estimates and judgements

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

a) Critical accounting estimates and assumptions

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are for the most part related to the impairment of goodwill requiring estimations of the value in use of the cash-generating units to which goodwill is allocated (see Note 18), to the calculation of the present value of defined benefit obligations requiring financial and demographic assumptions (see Note 7), to the determination provision for income taxes requiring estimated calculations for which the ultimate tax determination is uncertain (see Note 11) and to the provisions requiring assumptions to determine reliable best estimates (see Note 21). If, in the future, estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

b) Critical judgements in applying the entity's accounting policies

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the consolidated financial statements:

- *Insurance reimbursement*: the Group achieved an out of court full and final settlement with 51 plaintiffs involved in the butter flavour litigations. The Group has determined that amounts to be received from the insurers are highly probable and meet the criterion of an asset.

- *Enterprise Resource Planning business transformation*: the Group initiated a project to implement a new ERP system to deploy world-wide best in class business processes and implement a harmonized set of data. The project will lead to a business transformation, changing the way the business is currently running in the areas of Finance, Supply Chain and Compliance. The Group has determined that this ERP business transformation will provide future economic benefits to the Group and meets the criterion of an intangible asset (see Note 18).

- *Contingent forward exchange contract and contingent forward starting swaps*: In connection with the expected future purchase of Quest International and the expected future interest payments on debt to be issued to finance the acquisition, the Group has entered into a contingent forward exchange contract to hedge its foreign exchange risk of the future cash payment of GBP 1.2 billion against the Swiss franc. It has also entered into two contingent forward starting swaps to partially hedge the payment of future interest on debt to be issued to finance the acquisition. The fair value of the contingent portions of these instruments is determined taking into account the expected probability of the acquisition to occur. Using a different probability level in the determination of the fair value of the contingent portions of the instruments could have a material effect on the consolidated income statement.

Standards, amendments and interpretations effective in 2006
In the preparation of these financial statements, the Group applied the same accounting principles and policies as applied in the 2005 annual financial report. The amendment to IAS 19 Actuarial Gains and Losses is mandatory for accounting periods beginning on or after 1 January 2006. As a result of its adoption, additional disclosures are made providing information about the assumptions underlying the components of the defined benefits cost, trends in the assets and liabilities in the defined benefit plans, and a sensitivity analysis on assumed medical cost trend. The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006 but are not relevant to the Group's operations; Group Plans and Disclosures, Amendment to IAS 21 Net Investment in a Foreign Operation, IAS 39 Amendment to Fair Value Option, IAS 39 Cash flow Hedge Accounting of Forecast Intra-group Transactions, amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts, IFRS 6 Exploration for and Evaluation of Mineral Resources, IFRIC 4 Determining Whether an Arrangement Contains a Lease, IFRIC 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds and IFRIC 6 Liabilities Arising from Participating in a Specific Market (Waste Electrical / Electronic Equipment).

IFRS and IFRIC issued but not yet effective
New and revised standards and interpretations, issued but not yet effective, have been reviewed to identify the nature of the future change in accounting policy and to estimate the effect of any necessary changes in the consolidated income statement and financial position upon their adoption.

a) Issued and effective for 2007:
- IAS 1 Amendment, Capital Disclosures
- IFRS 7 Financial Instruments Disclosures

The Group will apply these standards from 1 January 2007. Adoption of these standards does not have any impact on the classification and valuation of the Group's financial instruments but will impact the format and extent the disclosures presented in the accounts.

- IFRIC 7 Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
- IFRIC 8 Scope of IFRS 2
- IFRIC 9 Reassessment of Embedded Derivatives
- IFRIC 10 Interim Financial Reporting and Impairment

The Group will apply these interpretations from 1 January 2007. They are not expected to have any impact on the Group's accounts.

b) Issued and effective for 2008:
- IFRIC 11 IFRS 2 Group and Treasury Share Transactions
- IFRIC 12 Service Concession Arrangements

The Group has not yet evaluated the impact on its consolidated financial statements.

c) Issued and effective for 2009:
- IFRS 8 Operating Segments

The Group has not yet evaluated the impact on its consolidated financial statements.

2.2 Consolidation
The subsidiaries that are consolidated are those companies controlled, directly or indirectly, by Givaudan SA, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Thus, control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital. Companies acquired during the year are consolidated from the date on which operating control is transferred to the Group, and subsidiaries to be divested are included up to the date on which control passes.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, shares issued and liabilities undertaken or assumed at the date of acquisition, plus any costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest and except for non-current assets (or disposal groups) that are classified as held for sale (see Note 2.16). The excess of the cost of acquisition over the fair value of the Group's share of net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquired subsidiary, a reassessment of the net identifiable assets and the measurement of the cost are made, and then any excess remaining after the reassessment is recognised immediately in the income statement.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Balances, income and expenses resulting from inter-company transactions are eliminated.

2.3 Foreign currency valuation
Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the functional currency"). The consolidated financial statements are presented in Swiss francs, which is the Group's presentation currency.

Assets and liabilities of Group companies reporting in currencies other than Swiss francs (foreign entities) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows are translated at the average rates of exchange for the year. Translation differences due to the changes in rates of exchange between the beginning and the end of the year and the difference between net income translated at the average year and year-end rates of exchange are taken directly to equity.

On the divestment of a foreign entity, the cumulative currency translation differences relating to that foreign entity are recognised in the consolidated income statement.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions, or using a rate that approximates the exchange rates at the dates of the transactions. Exchange gains and losses arising in Group companies from the translation into their local functional currency of their financial assets and liabilities denominated in foreign currencies and from the settlement of foreign currency transactions are included in the line other financial income (expenses), net.

2.4 Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

2.5 Sales and cost of sales

Sales represent amounts received and receivable for goods supplied and services rendered to customers after deducting volume discounts and sales taxes. Sales are recognised when significant risks and rewards of ownership of the goods are transferred to the buyer, which is generally upon shipment of products. Cost of sales includes the corresponding direct production costs of goods manufactured and services rendered as well as related production overheads.

2.6 Research and product development costs

Research and product development costs are recognised as expenses as incurred since the criteria for their recognition as an asset are not met in the opinion of the management.

2.7 Employee benefit costs

Wages, salaries, social security contributions, annual leave and paid sick leave, bonuses and non-monetary benefits are expensed in the year in which the associated services are rendered by the Group's employees.

Pension obligations

The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, principally dependent on employees' years of service and remuneration at retirement. Plans are usually funded by payments from the Group and by the employees to financially independent trusts. The liability recognised in the balance sheet is the aggregate of the present value of the defined benefits obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains and losses, and past service costs not yet recognised. If the aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognised net actuarial losses and past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. The present value of the defined benefits obligation and the related current service cost are calculated annually by independent actuaries using the projected unit credit method. This reflects the discounted expected future payment required to settle the obligation resulting from employee service in the current and prior periods. The future cash outflows incorporate actuarial assumptions primarily regarding the projected rates of remuneration growth, long-term expected rates of return on plan assets, and long-term indexation rates. Discount rates, used to determine the present value of the defined benefit obligation, are based on the market yields of high-quality corporate bonds in the country concerned. A portion, representing 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, of the differences between assumptions and actual experiences, as well as the effects of changes in actuarial assumptions are recognised over the estimated average remaining working lives of employees. Where a plan is unfunded, a liability is recorded in the balance sheet. A portion, representing 10% of the present value of the defined benefit obligation, of the differences between assumptions and actual experiences, as well as the effects of changes in actuarial assumptions are recognised over the estimated average remaining working lives of employees. Past service costs are amortised over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into publicly or privately administrated funds. The Group has no further payment obligations once the contributions have been made. The contributions are charged to the income statement in the year to which they relate.

Other post-retirement obligations
Some Group companies provide certain post-retirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the periods in which employees render service to the Group.

2.8 Share-based payment

The Group established share option plans to align the long-term interests of Group executives and members of the Board of Directors with the interests of the shareholders. Key executives are awarded a portion of their performance-related compensation either in equity-settled plans or in cash-settled share-based plans.

The *equity-settled plans* are established with call options which have Givaudan registered shares as underlying securities. Call options are set generally with a vesting period of two or three years, during which the options cannot be exercised or transferred. The Group has at its disposal either treasury shares or conditional share capital when the options are exercised. The cost of equity-settled instruments to be expensed, together with a corresponding increase in equity, over the vesting period is determined by reference to the market value of the options granted at the date of the grant. Non-market vesting conditions are included in the assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. No market vesting conditions are involved. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation.

The *cash-settled plans* are established with options right units which provide a right to an executive to participate in the value development of Givaudan call options. Options right units, which may be only settled in cash, are set generally with a vesting period of two or three years, during which the right cannot be exercised. The liability of the cash-settled instruments, together with a corresponding adjustment in expenses, is measured, over the vesting period, initially and at balance sheet date until settled, at market value.

2.9 Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included either in the line other operating (expenses) income, net or the line other financial (expenses) income, net according to their nature.

Deferred income taxes are provided based on the balance sheet liability method, under which deferred tax consequences are recognised for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance date. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

2.10 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and time, call and current balances with banks and similar institutions (original maturity of 3 months or less). Bank overdrafts are shown within short-term debt in current liabilities on the balance sheet. Cash equivalents are held for the purpose of meeting short-term cash commitments and are subject to an insignificant risk of changes in value.

2.11 Financial assets

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. All regular way purchases and sales of financial assets are recognised at the settlement date i.e. the date that the asset is delivered to or by the Group. Financial assets are classified as current assets, unless they are expected to be realised beyond twelve months of the balance sheet date. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Information on financial risk management of the Group is described in the Note 3. Detailed disclosures can be found in Notes 14 and 20 to the consolidated financial statements.

Dividends and interest earned are included in the line other financial income (expenses), net.

a) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired for the purpose of selling in the near term. Derivatives are classified as held for trading unless they are designated and effective hedging instruments. When recognised initially, they are measured at fair value, and transaction costs are expensed in the income statement. For held for trading investments, gains or losses are recognised in the income statement.

b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest method. For loans and receivables, gains or losses are recognised in the income statement when derecognised, impaired, or through the amortisation process. Loans and receivables are classified as accounts receivable – trade in the balance sheet (see Note 2.13).

c) Held-to-maturity investments
Debt securities with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. These investments are measured at amortised cost using the effective interest method, less any impairment losses. For held-to-maturity investments, gains or losses are recognised in the income statement when derecognised, impaired, or through the amortisation process.

d) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives financial assets that are designated as such or not classified in any of the other categories. They are measured initially at fair value, plus directly attributable transaction costs. At each period-end, the book value is adjusted to the fair value with a corresponding entry in a separate component of equity until the investment is derecognised or determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement. When denominated in a foreign currency, any monetary item is adjusted for the effect of any change in exchange rates with unrealised gain or loss booked in the income statement.

For quoted equity instruments, the fair value is the market value being calculated by reference to share exchange quoted selling prices at close of business on the balance sheet date. For non-quoted financial assets, they are re-valued at fair value based on observable market transactions and if not available based on prices given by reputable financial institutions or on the price of the latest transaction.

An available-for-sale instrument is impaired when in management's opinion there is objective evidence that the estimated future recoverable amount is less than the carrying amount and when its market value is 20% or more below its original cost for a sustained six-month period. When an impairment loss has previously been recognised, further declines in value are recorded as an impairment loss in the income statement. The charge is recorded within other financial income (expenses), net line of the consolidated income statement. Impairment losses recognised on equity instruments are not reversed in the income statement. Impairment losses recognised on debt instruments shall be reversed through the income statement if the increase of the fair value of available-for-sale debt instrument objectively relates to an event occurring after the impairment charge.

2.12 Derivative financial instruments and hedging activities

Most derivative instruments are entered into for providing economic hedges. They are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either, hedges of the fair value of recognised items (fair value hedge), or hedges of a particular risk associated with highly probable forecast transactions (cash flow hedge).

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Information on financial risk management of the Group is described in the Note 3. Detailed disclosures can be found in Note 20 to the consolidated financial statements. Movements on the hedging reserve in shareholders' equity are shown in the statement of changes in equity. The fair value of a hedging derivative is classified a current asset or liability unless the maturity of the hedge item is expected to be more than twelve months of the balance sheet date.

a) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

For fair value hedges relating to items carried at amortised cost, for which the effective interest method is used, the adjustment to carrying value is amortised to the income statement over the time to maturity.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

b) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity, while the gain or loss relating to the ineffective portion is recognised immediately in the line other financial income/(expenses), net of the income statement.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged financial income or financial expense is recognised or when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

When the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the ultimate forecast transaction occurs.

If the forecast transaction is no longer expected to occur, any cumulative gain or loss existing in equity is immediately taken to the income statement.

c) Derivatives at fair value through profit or loss
Certain derivative instruments do not qualify for hedge accounting and are accounted at fair value through profit or loss. At period-end, the derivatives are re-valued at fair value based on quoted market prices at the balance sheet date, with unrealised gain or loss booked in the income statement. They are de-recognised when the Group has lost control of the contractual rights of the derivatives, with realised gain or loss booked in the income statement.

d) Compound financial instruments
Derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and when the host contract is not carried at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognised immediately in the income statement. Compound financial instruments issued by the Group are described in Note 2.20.

2.13 Accounts receivable - trade
Trade receivables are carried at anticipated realisable value. An allowance is made for doubtful receivables based on a periodic review of all outstanding amounts. During the year in which they are identified, bad debts are written off. The charge is reported within marketing, development and distribution expenses of the consolidated income statement.

2.14 Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in process comprises raw materials, direct labour, other direct costs and related production overheads but exclude borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

2.15 Property, plant and equipment
Property, plant and equipment are initially recorded at cost of purchase or construction and are depreciated on a straight-line basis, except for land, which is not depreciated. The cost of an item of property, plant and equipment includes the costs of its dismantlement, removal or restoration, the obligation for which an entity incurs as a consequence of installing the item. Estimated useful lives of major classes of depreciable assets are as follows:

Buildings and land improvements	40 years
Machinery and equipment	5-15 years
Office equipment	3 years
Motor vehicles	5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The carrying values of plant and equipment are written down to their recoverable amount when the carrying value is greater than their estimated recoverable amount (see Note 2.19)

Repairs and maintenance costs are recognised as expenses as incurred.

Interest costs on borrowing to finance the purchase or construction of property, plant and equipment are recognised as expenses as incurred.

2.16 Non-current assets held for sale
Non-current assets may be a component of an entity, a disposal group or an individual non-current asset. They are classified as held for sale if their carrying amount will be recovered through a

sale transaction rather than through continuing use. This situation is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets held for sale are measured at the lower of carrying amount and fair value less costs to sell.

2.17 Leases
Leases of assets are classified as operating leases when substantially all the risks and rewards of ownership of the assets are not transferred to the Group. Operating lease payments are charged in the consolidated income statement on a straight-line basis over the term of the lease.

When substantially all the risks and rewards of ownership of the assets are transferred to the Group, the leases of assets are classified as finance leases. They are recognised assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a debt. Assets purchased under finance lease are depreciated in accordance with the Group policy. The interest charge is recorded over the lease term in the line finance costs in the consolidated income statement. The Group has no significant finance leases.

2.18 Intangible assets
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions is recorded in the balance sheet as an intangible asset. Goodwill is tested annually for impairment or more frequently when there are indications of impairment, and carried at cost less accumulated impairment losses. Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are recorded in the local currency at the effective date of the transaction and translated at year-end exchange rate. Goodwill is allocated to each of the cash-generating units for the purpose of impairment testing. Those cash-generating units represent the Group's investment in each primary reporting segment.

Internally generated intangible assets that are directly associated with the development of identifiable and unique software products and systems controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Costs include system licences, external consultancies, employee costs incurred as a result of developing software and an appropriate portion of relevant overheads.

Other intangible assets such as intellectual property rights (consisting predominantly of know-how being inseparable processes, formulas and recipes) and process-oriented technology are initially recorded at historical cost and classified as intangible assets with finite useful lives. They are carried at cost and are amortised on a straight-line basis over their estimated economic useful lives. Other than noted above, internally generated intangible assets are not capitalised. Estimated useful lives of major classes of amortisable assets are as follows:

ERP business transformation system	7 years
Intellectual property rights	20 years
Process-oriented technology	15 years

An impairment charge of intangible assets is booked when the carrying amount is lower than its recoverable amount being the higher of the value in use and fair value less costs to sell. An impairment loss in respect of goodwill is not reversed. Gains or losses arising from de-recognition are measured as the difference between the net disposal proceeds and the carrying amount and are reported within other operating income (expenses), net in the consolidated income statement.

2.19 Impairment of long-lived assets
Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the recoverable amount of an asset, being the higher of its fair value less cost to sell and its value in use, is less than its carrying amount, then the carrying amount is reduced to the asset's recoverable value. This reduction is reported as an impairment loss within other operating income (expenses), net in the consolidated income statement. Value in use is determined using estimated cash flows, generally over a five-year period, with extrapolating projections for subsequent years. These are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. A previously recognised impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised.

2.20 Debt
The proceeds of straight bonds and of private placements of debt issued are recognised at the proceeds received, net of transaction costs incurred. Any discount arising from the coupon rate, represented by the difference between the net proceeds and the redemption value, is amortised using the effective interest rate method

and charged to interest expense over the life of the bond. They are de-recognised at redemption date.

The proceeds, net of expenses, of exchangeable bonds are accounted for by splitting the debt element and the embedded derivative option. The fair value of the liability portion is determined using a market interest rate for an equivalent straight bond; this amount is recorded as a non-current liability. The debt discount arising from the difference between the debt element at issuance and the par value is recognised using the effective interest method over the life of the bonds. The charge is recorded as interest expense in the income statement. The debt securities are de-recognised at the time of option exercise or at redemption date. The residual amount of the proceeds is allocated to the conversion option which is recognised and included in equity or as a derivative financial instrument as appropriate.

Debt is classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.21 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and for which a reliable estimate of the amount of the obligation can be made. Provisions are reviewed regularly and are adjusted where necessary to reflect the current best estimates of the obligation.

Restructuring provisions comprise lease termination penalties and employees termination payments, and are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided in advance.

2.22 Own equity instruments

Own equity instruments are own shares and derivatives on own shares. Purchases and sales are accounted for at the settlement date.

Purchases of own shares are recorded at acquisition cost including transaction costs as a deduction from equity. The original cost of acquisition, results from resale and other movements are reported as changes in equity, net. Treasury shares bought back for the purpose of cancellation are deducted from equity until the shares are cancelled. Treasury shares acquired by the execution of own equity derivatives are recorded at the execution date market price.

The settlement and the contract in derivatives on own shares drive the category of the instruments. When the contract assumes the settlement is made by exchanging a fixed amount of cash for a fixed number of treasury shares, the contract is recorded in equity except for forward contracts to buy and written puts which must be recorded as a financial liability. When the contract assumes the settlement either net in cash or net in treasury shares or in case of option of settlement, the contract is recorded as a derivative. Instruments recognised in equity are recorded at acquisition cost including transaction costs. Instruments recognised as financial liabilities are recorded at the net present value of the strike price of the derivative on own shares with the interest charge recorded over the life of the derivative in the line finance costs of the consolidated income statement. They are de-recognised when the Group has lost control of the contractual rights of the derivative, with realised gain or loss booked in equity. At period-end, instruments recorded as derivatives are re-valued at fair value based on quoted market prices at the balance sheet date, with unrealised gain or loss booked in the line other financial income (expenses), net in the consolidated income statement. They are de-recognised when the Group has lost control of the contractual rights of the derivatives, with realised gain or loss booked in the line other financial income (expenses), net in the consolidated income statement.

More detailed information is provided in Note 22 of the consolidated financial statements.

2.23 Dividend distributions

Dividend distributions are recorded in the period in which they are approved by the Group's shareholders.

3. Financial risk management

Financial risk management within the Group is governed by policies approved by the Board of Directors and senior management. These policies cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies also cover areas such as cash management, investment of excess funds and raising short and long-term debt.

When deemed appropriate, certain of the above risks are reduced through the use of financial instruments. Group management believe that, in order to create the optimum value for the Group, it is not desirable to eliminate or mitigate all possible market fluctuations. Financial instruments are selectively used to optimise value. Group companies report details of the financial instruments outstanding and financial liquidity positions to Group Treasury on a monthly basis.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs.

Transaction exposure arises because the equivalent amount in local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. For many Group companies, income is generated primarily in the local currency. A significant amount of expenditures, especially for the purchase of goods for resale and interest on, and repayment of, loans are in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. Group companies manage this exposure at a local level, if necessary, by means of derivative financial instruments such as options and forward contracts. In addition, Group Treasury monitors total world-wide exposure with the help of comprehensive data received on a monthly basis.

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a currency translation difference.

Specific measures to manage the foreign exchange risk arising on the expected acquisition of Quest International are described in note 4.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk.

Group companies manage their short-term interest rate risk locally, if necessary by means of derivative financial instruments such as interest rate swaps. Furthermore, the consolidated interest rate risk is monitored by Group Treasury on a world-wide level.

Specific measures to manage the interest rate risk arising on the financing of the expected acquisition of Quest International are described in note 4.

Market risk

Changes in the market value of certain financial assets, liabilities and instruments can affect the net income or financial position of the Group. The risk of loss in value is assessed by a very careful review prior to investing, diversification of assets and continuous monitoring of the performance of investments and changes in their risk configuration. The Group makes use of derivative financial instruments to manage risks on available-for-sale investments and debt instruments.

Credit risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations, causing a financial loss to the Group.

Trade receivables are subject to a policy of active risk management which focuses on the assessment of country risk, credit limits, ongoing credit evaluation and account monitoring procedures. Collateral is generally not required. There are no significant concentrations within trade receivables of counter-party credit risk due to the large number of customers that the Group deals with and their wide geographical spread. Country risk limits and exposures are continuously monitored.

The exposure of other financial assets and liabilities to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, continuously reviewing credit ratings, and limiting individual aggregate credit exposure accordingly.

Liquidity risk

Group companies must have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to Group policies, guidelines and guidance.

4. Business Combinations – agreement to acquire Quest International

On 22 November 2006, the Group signed an agreement with UK-based Imperial Chemical Industries PLC to acquire its fragrance and flavour business, Quest International, for GBP 1.2 billion or around CHF 2.8 billion. In 2006, the financial effects of this planned transaction are limited to certain hedging transaction charges and balance sheet movements, deferred expenses, and cash received from the sale of the shares bought under the buy back programme.

We expect this transaction to close in the first half of 2007.

In addition to the overall commitment to acquire Quest International, the agreement affects the Group financial statements in the following areas:

- Transaction costs

All costs directly attributable to the future business combination, such as legal fees, due diligence costs and other consultant fees, have been deferred in the balance sheet. The total cost amounted to CHF 3 million.

- Financial instruments

a) *Expected future purchase of Quest International*
The cash payment of GBP 1.2 billion to Imperial Chemical Industries PLC is expected to occur during the first half of 2007. This firm commitment has been hedged through a contingent forward foreign exchange contract on 28 November 2006 in order to cover the Group from foreign exchange rate fluctuation against the Swiss franc.

The specific date of the purchase cannot yet be determined, due to the need for regulatory approval of the acquisition. The non contingent component of the contract, which is used to hedge the GBP currency risk exchange rate, has been desgnated as a cash flow hedge and is deferred in equity until settlement whereas the contingent component is recorded in the consolidated income statement.

The hedge has been highly effective for the period ended 31 December 2006 and is expected to be highly effective until settlement. At 31 December 2006, a net unrealised gain of CHF 54 million related to the hedge was included in equity and a charge of CHF 15 million related to the contingent component was included in the consolidated income statement in respect of this contract.

b) *Expected future interest payments of debt to be issued*
The Group will issue debt to partially finance the purchase of Quest International and the payment of future interest has been partly hedged in order to cover the Group from any interest rate fluctuations.

The Group entered into two contingent forward starting swaps on 21 December 2006 to partly cover the interest rate risk of a firm commitment to pay a series of 10 highly probable forecast interest payment on a syndicated loan. The specific date of the issuance cannot be yet determined, due to the need for regulatory approval of the acquisition.

The terms of the contingent forward starting swaps are as follows.

Notional	CHF 300 million
Maturity	28 February 2012
Receive	CHF 6 months LIBOR
Pay	2.74%

Notional	CHF 500 million
Maturity	27 February 2012
Receive	CHF 6 months LIBOR
Pay	2.82%

The non contingent component of the contingent forward starting swaps, which is used to hedge the interest risk on the debt to be issued has been designated as a cash flow hedge and is deffered in equity until the debt issuance whereas the contingent component is recorded in the consolidated income statement.

The hedges have been highly effective for the period ended 31 December 2006 and are expected to be highly effective until settlement. At 31 December 2006, a net unrealised loss of CHF 2 million related to the hedges, with a related deferred tax credit of CHF 82 thousand, was included in equity, and a charge of CHF 3 million related to the contingent component was included in the consolidated income statement in respect of these contracts.

c) Loan and facility commitment
The Group received a GBP 1.2 billion commitment to provide financing of the acquisition.

d) Share buy back programme
Under the terms of the third share buy back programme, shares acquired can be used to finance an acquisition.

The 133,800 shares purchased under the third share buy back programme have been resold resulting in a restricted cash balance of CHF 141 million within the line cash and cash equivalents in the consolidated balance sheet. Any income on this balance is in turn restricted.

5. Segment information

The Group's world-wide operations are organised into two operating divisions,

Fragrances Manufacture and sale of fragrances into three global business units: Fine Fragrances, Consumer Products and Fragrance Ingredients, and
Flavours Manufacture and sale of flavours into four business units: Beverages, Dairy, Savoury and Sweet Goods.

These divisions are the basis upon which the Group reports its primary segment information.

The secondary format is based on geographical segmentation. The business segments operate in five main geographical areas, namely Switzerland, other EAME (Other Europe, Africa and Middle East), USA and Canada, Latin America and Asia Pacific.

Business segments

in millions of Swiss francs	Fragrances		Flavours		Group	
	2006	2005	2006	2005	2006	2005
Segment sales	1,233	1,140	1,690	1,649	2,923	2,789
Less inter-divisional sales [a]	(10)	(9)	(4)	(2)	(14)	(11)
▶ Segment sales to third parties	1,223	1,131	1,686	1,647	2,909	2,778
EBITDA [b]	239	203	389	437	628	640
as % of sales	*19.5%*	*17.9%*	*23.1%*	*26.5%*	*21.6%*	*23.0%*
Depreciation	(43)	(41)	(48)	(46)	(91)	(87)
Amortisation	(1)	(1)	(18)	(18)	(19)	(19)
Impairment of long-lived assets			(4)	(21)	(4)	(21)
▶ Operating profit	195	161	319	352	514	513
as % of sales	*15.9%*	*14.2%*	*18.9%*	*21.4%*	*17.7%*	*18.5%*
Additions to restructuring provisions			6	1	6	1
Reversal of unused restructuring provisions		(2)	-	(1)		(3)
Operating assets [c]	1,022	980	2,469	2,538	3,491	3,518
Unallocated assets [d]					1,209	998
▶ Consolidated total assets					4,700	4,516
Operating liabilities [c]	(61)	(53)	(47)	(57)	(108)	(110)
Unallocated liabilities [d]					(1,796)	(1,969)
▶ Consolidated total liabilities					(1,904)	(2,079)
▶ Capital expenditures [e]	51	55	94	106	145	161
▶ Number of employees	2,566	2,505	3,490	3,419	6,056	5,924

a) *Transfer prices for inter-divisional sales are set on an arm's length basis.*

b) *EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.*

c) *Operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment operating liabilities consist of trade accounts payable and notes payable.*

d) *Unallocated assets and liabilities mainly include current and deferred income tax balances, and financial assets and liabilities, principally cash, investments and debt.*

e) *Capital expenditures include additions to property, plant and equipment and to intangible assets, excluding acquisitions of subsidiaries.*

Geographical segments

in millions of Swiss francs	Segment sales[a]		Segment net operating assets[b]		Capital expenditures[c]	
	2006	2005	2006	2005	2006	2005
Switzerland	42	42	1,070	1,055	45	46
Other EAME	1,050	996	513	482	22	31
USA and Canada	916	902	1,254	1,332	49	56
Latin America	328	290	164	158	9	8
Asia Pacific	573	548	382	381	20	20
▶ Total	2,909	2,778	3,383	3,408	145	161

a) Sales are shown by destination.

b) Operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment operating liabilities consist of trade accounts payable and notes payable.

c) Capital expenditures include additions to property, plant and equipment and to intangible assets, excluding acquisitions of subsidiaries.

6. Marketing, development and distribution expenses

Expenses for product development and research activities in 2006 amounted to CHF 246 million (2005: CHF 220 million) and are included in the consolidated income statement under marketing, development and distribution expenses.

7. Employee benefits

The following amounts related to employee remuneration and benefits are included in determining operating profit:

in millions of Swiss francs	2006	2005
Wages and salaries	549	508
Social security costs	71	66
Post-employment benefits: defined benefit plans	35	37
Post-employment benefits: defined contribution plans	11	6
Equity-settled instruments granted to Directors and executives	6	5
Cash-settled instruments granted to Directors and executives	29	17
Other employee benefits	44	46
▶ Total employees' remuneration	745	685

At the year-end, the Group employed 6,056 people (2005: 5,924).

Defined benefits plans
The amounts recognised in the consolidated income statement are as follows:

in millions of Swiss francs	Defined benefit plans		Non-pension post-employment plans	
	2006	2005	2006	2005
Current service cost	29	28	2	2
Interest cost	47	46	4	4
Expected return on plan assets	(55)	(49)		
Net actuarial (gains) losses recognised	6	5	2	1
▶ Total included in employees' remuneration	27	30	8	7

Non-pension post-employment benefits consist primarily of post-retirement healthcare and life insurance schemes, principally in the USA.

The amounts recognised in the balance sheet are as follows:

in millions of Swiss francs	Defined benefit plans		Non-pension post-employment plans	
	2006	2005	2006	2005
Present value of funded obligations	(1,170)	(1,165)		
Fair value of plan assets	1,060	1,031		
	(110)	(134)		
Unrecognised actuarial (gains) losses	113	128		
Recognised asset (liability) for funded obligations, net	**3**	**(6)**		
Present value of unfunded obligations	(39)	(40)	(80)	(92)
Unrecognised actuarial (gains) losses	10	13	20	33
Recognised (liability) for unfunded obligations	**(29)**	**(27)**	**(60)**	**(59)**
▶ **Total defined benefit liability**	(26)	(33)	(60)	(59)
Deficit recognised as liabilities for post-employment benefits	(46)	(60)	(60)	(59)
Surplus recognised as part of other long-term assets	20	27		
▶ **Total net asset (liability) recognised**	(26)	(33)	(60)	(59)

Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as non-current assets and non-current liabilities.

Changes in the present value of the defined benefit obligation are as follows:

in millions of Swiss francs	Defined benefit plans		Non-pension post-employment plans	
	2006	2005	2006	2005
▶ **Balance at 1 January**	1,205	1,077	92	69
Net current service cost	29	28	2	2
Interest cost	47	46	4	4
Employee contributions	8	8		
Benefit payment	(53)	(43)	(3)	(4)
Curtailments		(4)	(3)	
Actuarial (gains) losses	(11)	49	(6)	10
Currency translation effects	(16)	44	(6)	11
▶ **Balance at 31 December**	1,209	1,205	80	92

The effect of a 1% movement in the assumed medical cost trend rate is as follows:

in millions of Swiss francs	Increase	Decrease
Effect on the aggregate of the current service cost and interest cost	1	(1)
Effect on the defined benefit obligation	11	(9)

Changes in the fair value of the plan assets are as follows:

in millions of Swiss francs	Defined benefit plans		Non-pension post-employment plans	
	2006	2005	2006	2005
▶ Balance at 1 January	1,031	898	-	
Expected return on plan assets	55	49		
Actuarial gains (losses)	(3)	61		
Employer contributions	33	26	3	4
Employee contributions	8	8		
Benefit payment	(53)	(43)	(3)	(4)
Currency translation effects	(11)	32		
▶ Balance at 31 December	1,060	1,031	-	-

The actual return on plan assets is CHF 52 million (2005: CHF 110 million)

The plan assets do not include Givaudan registered shares (2005: 522 shares for an amount of CHF 0.5 million). They do not include any property occupied by, or other assets used by, the Group.

currency amounts in millions of Swiss francs		2006		2005
Debt	414	39%	432	42%
Equity	395	37%	375	36%
Other	251	24%	224	22%
Total	1,060	100%	1,031	100%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

Expected contributions to post-employment benefit plans for the year ending 31 December 2007 are CHF 33 million.

in millions of Swiss francs	2006	2005
Present value of defined benefit obligations	1,289	1,297
Fair value of plan assets	1,060	1,031
Deficit / (surplus)	229	266
Experience adjustments on plan liabilities	6	
Experience adjustments on plan assets	(3)	

The Group operates defined benefit plans in many countries for which the actuarial assumptions vary based on local economic and social conditions. The assumptions used in the actuarial valuations of the most significant defined benefit plans, in countries with stable currencies and interest rates, were as follows:

Weighted percentage	2006	2005
Discount rates	4.2%	4.1%
Projected rates of remuneration growth	2.4%	2.4%
Expected rates of return on plan assets	5.4%	5.4%
Healthcare cost trend rate	4.8%	4.8%

The overall discount rate and the overall projected rates of remuneration growth is calculated by weighting the individual rates in accordance with the defined benefit obligation of the plans. The expected rates of return on individual categories of plan assets are determined by reference to relevant indices published by the respective Stock Exchange of each country where assets are managed. The overall expected rate of return is calculated by weighting the individual rates in accordance with the assets allocation of the plans.

During 2005, the Group's Japanese subsidiary withdrew its participation in the Tokyo Cosmetics Fund, a multi-employer plan. The related cost of CHF 4 million has been expensed in the income statement recorded at the time of the withdrawal.

8. Share-based payment

Equity-settled instruments

Share options shown in the table below have been granted on a yearly basis. These options are tradable and transferable after the vesting period. The fair value of the options granted are based on market prices taking into account their respective terms and conditions upon which those equity instruments were granted. Participation in these plans is mandatory.

Share options outstanding at the end of the year have the following terms:

Year of grant	Maturity date	Vesting date	Strike price [a] (CHF)	Ratio (option: share)	Option value at grant date (CHF)	Number of options 2006	Number of options 2005
2001	20 Feb 2006	19 Feb 2004	506.3	100:1	1.012		25,000
2002	29 Jan 2007	28 Jan 2005	575.0	10:1	8.120	2,200	65,100
2003	17 Mar 2008	17 Mar 2005	509.7	10:1	5.670	42,700	88,600
2004	18 Mar 2009	18 Mar 2006	656.4	10:1	10.870	86,500	532,200
2005	21 Mar 2010	21 Mar 2007	805.0	10:1	10.740	522,100	522,100
2006	07 Mar 2011	06 Mar 2008	1,050.0	10:1	12.070	486,000	

a) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends.

The cost of the equity-settled instruments of CHF 6 million (2005: CHF 5 million) has been expensed in the income statement.

Movements in the number of share options outstanding, expressed in equivalent shares, are as follows:

Number of options expressed in equivalent shares	2006	2005
▶ At 1 January	121,050	141,325
Granted	48,600	52,710
Sold	(55,700)	(71,275)
Lapsed		(1,710)
▶ At 31 December	113,950	121,050

For these plans, the Group has at its disposal either treasury shares or conditional share capital up to an amount of CHF 0,7 million representing 67,840 registered shares with a par value of CHF 10 per share. When held or sold, an option does not give rights to receive a dividend nor to vote.

Cash-settled instruments

Option rights shown in the table below have been granted on a yearly basis. The liability of the option rights, together with a corresponding adjustment in expenses, is measured, over the vesting period, initially and at balance sheet date until settled, at market value. The market value is based on market prices of similar observable instruments available on the financial market, as a rule the market price of the equity-settled instruments with identical terms and conditions upon which those equity instruments were granted. These rights are not tradable and transferable after the vesting period. Participation in these plans is mandatory.

Year of grant	Maturity date	Vesting date	Strike price [a] (CHF)	Ratio (option: share)	Option value at grant date (CHF)	Number of options 2006	Number of options 2005
2001	20 Feb 2006	19 Feb 2004	506.3	100:1	1.012		133,000
2002	29 Jan 2007	28 Jan 2005	575.0	10:1	8.120	12,850	55,250
2003	17 Mar 2008	17 Mar 2005	509.7	10:1	5.670	38,790	117,500
2004	18 Mar 2009	18 Mar 2006	656.4	10:1	10.870	114,800	485,100
2005	21 Mar 2010	21 Mar 2007	805.0	10:1	10.740	544,700	540,700
2006	07 Mar 2011	06 Mar 2008	1,050.0	10:1	12.070	550,800	

a) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends.

The cost of the cash-settled instruments of CHF 29 million (2005: CHF 17 million) has been expensed in the income statement. The liability regarding the cash-settled instruments of CHF 32 million (2005: CHF 22 million) has been recognised in the balance sheet.

Movements in the number of options rights outstanding, expressed in equivalent shares, are as follows:

Number of options expressed in equivalent shares	2006	2005
▶ At 1 January	**121,185**	132,000
Granted	55,700	54,580
Exercised	(49,891)	(62,485)
Lapsed	(800)	(2,910)
▶ **At 31 December**	**126,194**	**121,185**

For these plans, the Group has at its disposal treasury shares. When held or sold, an option right does not give rights to receive a dividend nor to vote.

9. Other operating (income) expenses, net

in millions of Swiss francs	2006	2005
Restructuring expenses	6	(2)
Impairment of long-lived assets	4	21
(Gains) losses on fixed assets disposals	(16)	1
Business related information management projects costs	13	13
Butter flavours litigation case settlement	44	
Other business taxes	12	12
Other (income) expenses, net	(4)	12
▶ Total	59	57

Following site consolidation and product streamlining in the USA, an asset impairment of CHF 16 million was recognised in 2005 to the line other operating (income) expenses, net. Additional asset impairments of CHF 4 million and restructuring costs of CHF 6 million were recognised in 2006 to the line other operating (income) expenses, net. See also Note 17 on property, plant and equipment and Note 21 on provisions.

As communicated on 4 August 2006, Givaudan achieved an out of court full and final settlement with 51 plaintiffs involved in the US butter flavour litigation. The net impact recorded in the 2006 income statement was CHF 44 million. Approximately CHF 24 million (USD 20 million) is still under discussion with insurers and Givaudan pursues the recovery of this amount.

In the year ended 31 December 2006, a one time income of CHF 18 million was recognised as a result of a net gain on disposal of land in Switzerland.

10. Financial income and finance costs

Finance costs

in millions of Swiss francs	2006	2005
Fair value and realised (gains) losses from interest rate derivatives, net	(2)	6
Interest expense	46	64
Amortisation of discount on debt instruments	-	1
▶ Total	44	71

Other financial (income) expenses, net

in millions of Swiss francs	2006	2005
(Gains) losses from available-for-sale financial assets, net	(22)	(27)
Interest income	(6)	(7)
Dividend income	(1)	(1)
Impairment of available-for-sale financial assets	1	
Fair value and realised (gains) losses from derivative instruments, net	(5)	21
Fair value and realised (gains) losses from own equity instruments, net	(27)	(15)
Exchange (gains) losses, net	14	(27)
Other (income) expenses, net	8	11
▶ Total	(38)	(45)

11. Income taxes

Amounts charged (credited) in the income statement are as follows:

in millions of Swiss francs	2006	2005
Current income taxes	108	91
Adjustments of current tax of prior years	(7)	3
Deferred income taxes	(6)	(14)
▶ Total income tax expenses	95	80

Since the Group operates globally, it is liable for income taxes in many different tax jurisdictions. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Differences between the final tax outcome and the amounts that were initially recorded impact the income and deferred taxes in the period in which such determinations are made.

The Group calculates its average expected tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates.

The Group's effective tax rate differs from the Group's average expected tax rate as follows:

	2006	2005
Group's average expected tax rate	19%	19%
Tax effect of		
- Income not taxable		
- Expenses not deductible	1%	
- Other differences	(1)%	(3)%
▶ **Group's effective tax rate**	**19%**	**16%**

The variation in the Group's average expected tax rate is caused by changes in volumes, product mix and profitability of the Group's subsidiaries in the various jurisdictions, as well as changes in local statutory tax rates.

The low Group's effective tax rate for 2005 was due to an exceptional inter-company transaction that generated a one time impact of CHF 13 million.

Income tax assets and liabilities
Amounts recognised in the balance sheet related to income taxes are as follows:

Current income taxes

in millions of Swiss francs	2006	2005
Current income tax assets	5	12
Current income tax liabilities	(43)	(43)
▶ **Net current income tax asset (liability)**	**(38)**	**(31)**

Deferred income taxes

in millions of Swiss francs	2006	2005
Deferred income tax assets	116	110
Deferred income tax liabilities	(101)	(92)
▶ **Net deferred income tax asset (liability)**	**15**	**18**

Amounts recognised in the balance sheet for deferred taxes are reported as non-current assets and non-current liabilities, a portion of which is current and will be charged or credited to the income statement during 2007.

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The Group has no material unrecognised tax losses. Deferred income tax liabilities have not been established for withholding tax and other taxes that would be payable on the un-remitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested.

Deferred income tax assets and liabilities and the related deferred income tax charges are attributable to the following items:

in millions of Swiss francs – 2006	Property, plant & equipment	Intangible assets	Pension plans	Other temporary differences	Total
Net deferred income tax asset at 1 January	(69)	21	48	18	18
Credited (charged) to income statement	1	(5)	9	1	6
Credited (debited) to equity				2	2
Currency translation effects	6	(1)	(3)	(13)	(11)
▶ **Net deferred income tax asset (liability) at 31 December**	**(62)**	**15**	**54**	**8**	**15**

in millions of Swiss francs – 2005	Property, plant & equipment	Intangible assets	Pension plans	Other temporary differences	Total
Net deferred income tax asset at 1 January	(59)	26	40	(4)	3
Credited (charged) to income statement	1	(10)	1	22	14
Credited (debited) to equity					-
Currency translation effects	(11)	5	7	-	1
▶ Net deferred income tax asset (liability) at 31 December	(69)	21	48	18	18

12. Minority interest

Minority interest represents the interests of third-party shareholders in the net results of the operations and the net assets of the subsidiary in Thailand which is not fully owned by Givaudan, either directly or indirectly.

13. Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the result attributable to equity holders of the parent by the weighted average number of shares outstanding.

	2006	2005
Result attributable to equity holders of the parent (CHF million)	412	406
Weighted average number of shares outstanding		
Ordinary shares	*7,321,872*	*7,612,603*
Treasury shares	*(293,887)*	*(436,031)*
	7,027,985	7,176,572
▶ Earnings per share – basic (CHF)	58.62	56.57

Diluted earnings per share

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all dilutive potential shares.

	2006	2005
Result attributable to equity holders of the parent (CHF million)	412	406
Weighted average number of shares outstanding adjusted for executives share options plans of 48,106 (2005: 52,020)	7,076,091	7,228,592
▶ Earnings per share – diluted (CHF)	58.22	56.17

14. Available-for-sale financial assets

in millions of Swiss francs	2006	2005
Equity securities [a]	193	187
Bonds and debentures	230	249
▶ Total available-for-sale financial assets	423	436
Current assets	261	285
Non-current assets	162	151
▶ Total available-for-sale financial assets	423	436

a) In 2006 and 2005 no equity securities were restricted for sale

15. Accounts receivable – trade

in millions of Swiss francs	2006	2005
Accounts receivable	488	479
Notes receivable	7	6
Less: allowance for doubtful accounts	(10)	(14)
▶ Total accounts receivable – trade	485	471

No significant impairment charge has been recorded in the income statement in 2006 or 2005.

16. Inventories

in millions of Swiss francs	2006	2005
Raw materials and supplies	304	306
Work in process	23	22
Finished goods	231	240
Less: allowance for slow moving and obsolete inventories	(23)	(20)
▶ Total inventories	535	548

At year-end 2006 and 2005 no significant inventory was valued at net realisable value.

17. Property, plant and equipment

in millions of Swiss francs – 2006	Land	Buildings and building improvements	Machinery, equipment and vehicles	Construction in progress	Total
Net book value					
▶ Balance at 1 January	60	488	486	96	1,130
Additions		3	22	120	145
Disposals	(2)	(3)	(3)	(5)	(13)
Transfers	2	56	91	(149)	
Impairment	(1)	(2)	(1)		(4)
Depreciation		(19)	(72)		(91)
Currency translation effects	(1)	(15)	(9)	(2)	(27)
▶ Balance at 31 December	58	508	514	60	1,140
Cost	59	812	1,282	60	2,213
Accumulated depreciation		(289)	(753)		(1,042)
Accumulated impairment	(1)	(15)	(15)		(31)
▶ Balance at 31 December	58	508	514	60	1,140

in millions of Swiss francs – 2005	Land	Buildings and building improvements	Machinery, equipment and vehicles	Construction in progress	Total
Net book value					
▶ Balance at 1 January	56	454	452	66	1,028
Additions		6	24	131	161
Disposals		(1)	(9)		(10)
Transfers		28	78	(106)	
Impairment		(14)	(17)		(31)
Depreciation		(16)	(71)		(87)
Currency translation effects	4	31	29	5	69
▶ Balance at 31 December	60	488	486	96	1,130
Cost	60	777	1,206	96	2,139
Accumulated depreciation		(275)	(703)		(978)
Accumulated impairment		(14)	(17)		(31)
▶ Balance at 31 December	60	488	486	96	1,130

The decision to undertake a restructuring programme in the USA to consolidate its flavour operating asset base and to streamline its Savoury product portfolio indicated the need to conduct an impairment test on the related assets. The test for impairment resulted in an impairment loss of CHF 4 million being recognised in the consolidated financial statements, in addition to the CHF 16 million that were accrued in 2005.

At year-end, the Group had operating lease commitments for the following future minimum payments under non-cancellable operating leases:

in millions of Swiss francs	2006	2005
Within one year	11	10
Within two to five years	23	21
Thereafter	22	28
▶ Total minimum payments	56	59

The total rental for all operating leases was CHF 29 million (2005: CHF 30 million).
The Group has capital commitments for the purchase or construction of property, plant and equipment totalling CHF 32 million (2005: CHF 31 million).

18. Intangible assets

in millions of Swiss francs – 2006	Goodwill	Intellectual property rights	Process-oriented technology and other	ERP system	Total
Net book value					
▶ Balance at 1 January	1,079	277	13		1,369
Additions				24	24
Disposals					
Impairment					
Amortisation		(17)	(2)		(19)
Currency translation effects	(42)		(1)		(43)
▶ Balance at 31 December	1,037	260	10	24	1,331
Cost	1,037	339	16	24	1,416
Accumulated amortisation		(79)	(6)		(85)
▶ Net book value at 31 December	1,037	260	10	24	1,331

in millions of Swiss francs – 2005	Goodwill	Intellectual property rights	Process-oriented technology and other	ERP system	Total
Net book value					
▶ Balance at 1 January	981	294	13		1,288
Additions					
Disposals					
Impairment					
Amortisation		(17)	(2)		(19)
Currency translation effects	98		2		100
▶ Balance at 31 December	1,079	277	13		1,369
Cost	1,079	339	17		1,435
Accumulated amortisation		(62)	(4)		(66)
▶ Net book value at 31 December	1,079	277	13		1,369

Impairment test for goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to the division of the primary segment, respectively CHF 3 million (2005: CHF 3 million) for the fragrance division and CHF 1,034 million (2005: CHF 1,076 million) for the flavour division.

The recoverable amount of the fragrance division has been determined based on value in use calculations. These calculations use cash flow projections based on financial business plans and budgets approved by management covering a five-year period, plus a five year extrapolation and a terminal value.
The basis of the key assumptions is market growth adjusted for estimated market share gains. Operating costs are based on past performance adjusted for expected efficiency improvements. The discount rate applied to cash flow projections is pre-tax and reflects specific risks relating to the Group and was determined at 8.3%.

The recoverable amount of the flavour division has been determined based on value in use calculations. These calculations use cash flow projections based on financial business plans and budgets approved by management covering a five-year period, plus a five year extrapolation and a terminal value.
The basis of the key assumptions is market growth adjusted for estimated market share gains. Operating costs are based on past performance adjusted for expected efficiency improvements. Cash flows beyond the five-year period are extrapolated using a 2.5% rate representing the expected market growth rate in the flavours industry. The discount rate applied to cash flow projections is pre-tax and reflects specific risks relating to the Group and was determined at 8.2%.

No impairment loss resulted from the impairment tests for goodwill.

Intellectual property rights

As part of the acquisition of Food Ingredients Specialties (FIS), the Group acquired intellectual property rights predominantly consisting of know-how being inseparable processes, formulas and recipes. The remaining amortisation period of the intellectual property rights is 15 years.

Process-oriented technology and other

This consists mainly to process-oriented technology acquired when the Group purchased IBF. The remaining amortisation period of the process-oriented technology is 11 years.

Internally generated intangible assets

This consists of the future Givaudan ERP system development costs incurred since September 2006.

19. Debt

in millions of Swiss francs – 2006	within two to three years	within four to five years	thereafter	Total long-term	Short-term within one year	Total
Amounts due to banks and other financial institutions	16			16	189	205
Private placements	129	79	454	662		662
Straight bond			297	297		297
▶ **Total debt at 31 December**	145	79	751	975	189	1,164

in millions of Swiss francs – 2005	within two to three years	within four to five years	thereafter	Total long-term	Short-term within one year	Total
Amounts due to banks and other financial institutions	2			2	190	192
Private placements	40	136	527	703		703
Straight bond			297	297		297
▶ **Total debt at 31 December**	42	136	824	1,002	190	1,192

At year-end, the fair value of long-term debt was CHF 970 million (2005: CHF 1,005 million). The fair value calculation of the debt is based on published price quotations in active markets for debt instruments.

On 29 December 2000, the Group issued a 4.25% straight bond 2000-2005 with a nominal value of CHF 300 million. It was redeemed on 29 December 2005.

On 7 June 2001 the Group issued a 1% exchangeable bond with a principal amount of USD 200 million made of 200,000 bonds of USD 1,000 denomination. The Group requested an early redemption which resulted to the exchange of all remaining bonds corresponding to 156,642 bonds (2004: 43,327 bonds converted) during 2005.

On 7 February 2003, the Group entered into a private placement for a total amount of CHF 50 million. The private placement was made by Givaudan SA. It is redeemable in 2009 with an annual interest rate of 2.9%.

On 28 May 2003, the Group entered into a private placement for a total amount of USD 220 million (equivalent to CHF 285 million). The private placement was made by Givaudan United States, Inc. It is redeemable by instalments at various times beginning on May 2008 through May 2015 with annual interest rates ranging from 3.65% to 5.00%. There are various covenants contained in the transaction covering conditions on net worth, indebtedness and disposition of assets of Givaudan United States, Inc. Until now, Givaudan United States, Inc has been fully in compliance with the covenants set.

On 9 July 2003, the Group entered into a private placement for a total amount of CHF 100 million. The private placement was made by Givaudan SA. It is redeemable in 2013 with an annual interest rate of 3.3%.

On 16 April 2004, the Group entered into a private placement for a total amount of USD 200 million (equivalent to CHF 259 million). The private placement was made by Givaudan United States, Inc. It matures at various times in instalments beginning May 2009 through May 2016 with annual interest rates ranging from 4.16% to 5.49%. There are various covenants contained in the transaction covering conditions on net worth, indebtedness and disposition of assets of Givaudan United States, Inc. Until now, Givaudan United States, Inc has been fully in compliance with the covenants set.

On 11 May 2005, the Group issued a 2.25% straight bond 2005-2012 with a nominal value of CHF 300 million. The bond was issued by Givaudan Finance SA and is guaranteed by Givaudan SA (holding company).

The carrying amounts of the Group's debt are denominated in the following currencies:

in millions of Swiss francs	2006	2005
Swiss Francs	447	447
US Dollars	572	601
Euro	32	39
Other currencies	113	105
▶ Total debt at 31 December	1,164	1,192

The weighted average effective interest rates at the balance sheet date were as follows:

	2006	2005
Amounts due to banks and other financial institutions	4.7%	3.1%
Private placements	4.5%	4.5%
Straight bond	2.3%	2.3%

20. Derivative financial instruments

In appropriate circumstances the Group uses derivative financial instruments as part of its risk management and trading strategies. This is discussed in the financial risk management section in Note 3 to the consolidated financial statements.

The fair value of derivative financial instruments held by the Group are as follows:

in millions of Swiss francs	*Note*	2006		2005	
		Assets	Liabilities	Assets	Liabilities
Foreign currency derivatives					
- forward foreign exchange contracts		2	(1)		(1)
- contingent forward foreign exchange contract – cash flow hedge	4	38			
- options			(1)		(1)
Interest rate derivatives					
- swaps			(1)		(2)
- forward starting swaps					(9)
- contingent forward starting swaps – cash flow hedges	4		(4)		
Other derivatives					
- options on equity securities					
- derivatives on debt securities		22		10	
▶ Total derivative financial instruments		62	(7)	10	(13)

Foreign currency derivatives other than those designated as cash flow hedges are entered into for the purchase of currencies to settle liabilities within the Group.

In 2004, Givaudan entered into an interest rate swap contract with a notional principal value of CHF 300 million to convert the straight bond 2000 - 2005 with a nominal value of CHF 300 million from a 4.25% fixed rate bond to a floating rate bond bearing interest at Libor plus 3.2%. This interest rate swap contract has been closed during 2005.

In 2004, Givaudan entered into forward starting swap contracts with a notional principal value totalling CHF 400 million at a rate of 3.0%, for the period from 15 December 2005 to 15 December 2010. These interest rate swap contracts have been closed during 2005.

In 2005, Givaudan entered into a forward starting swap contract with a notional principal value totalling CHF 300 million at a rate of 3.0%, for the period from 30 November 2006 to 30 November 2011. This forward starting swap contract has been closed during 2006.

The notional principal amounts of the other outstanding interest rate swap contracts at 31 December 2006 were JPY 500 million (equivalent to CHF 5 million) (2005: JPY 500 million equivalent to CHF 4.6 million) and USD 40 million (equivalent to CHF 49 million) (2005: USD 40 million equivalent to CHF 53 million). For the JPY swap contract, the fixed interest rates paid in 2006 was 2.0% (2005: 2.0%) and the average floating rate received was 0.3% (2005: 0.1%). For the USD swap contracts, the fixed interest rates paid in 2006 was from 4.8% to 5.1% (2005: 4.8% to 5.1%) and the average floating rate received was 5.3% (2005: 3.3%).

During the last quarter of 2006, the Group entered into a contingent forward foreign exchange contract and two contingent interest forward starting swaps in relation to the agreement to acquire Quest international (see note 4 on Business combination – agreement to acquire Quest International).

21. Provisions

in millions of Swiss francs – 2006	Restructuring from FIS acquisition	Restructuring	Claims and litigation	Others	Total
▶ Balance at 1 January	1	9	18	23	51
Additional provisions		6	6	7	19
Unused amounts reversed		-	(5)	(2)	(7)
Utilised during the year	(1)	(7)	(4)	(5)	(17)
Currency translation effects		-	-	(1)	(1)
▶ Balance at 31 December		8	15	22	45
Current liabilities		3	3	4	10
Non-current liabilities		5	12	18	35
▶ Balance at 31 December		8	15	22	45

in millions of Swiss francs – 2005	Restructuring from FIS acquisition	Restructuring	Claims and litigation	Others	Total
▶ Balance at 1 January	1	52	16	4	73
Additional provisions		1	4	21	26
Unused amounts reversed		(3)	(4)	-	(7)
Utilised during the year		(42)	-	(2)	(44)
Currency translation effects		1	2	-	3
▶ Balance at 31 December	1	9	18	23	51
Current liabilities		8	3	5	16
Non-current liabilities	1	1	15	18	35
▶ Balance at 31 December	1	9	18	23	51

Significant judgement is required in determining the various provisions. A range of possible outcomes are determined to make reliable estimates of the obligation that is sufficient for the recognition of a provision. Differences between the final obligations and the amounts that were initially recorded, impact the income statement in the period which such determination is made.

Restructuring provisions from FIS (Food Ingredients Specialties) acquisition

Provisions for the FIS acquisition have been recognised for compensating FIS employees for terminating of their employment and closing FIS facilities.

Restructuring provisions

Restructuring provisions arise from re-organisations of the Group's operations and management structure. They include a large restructuring programme commenced in 2003 and extended until 2006 by the Group. Refer to Note 9 other operating (income) expense, net.

Claims and litigation

These provisions are made in respect of legal claims brought against the Group and potential litigations. Related estimated legal fees are also included in these provisions.

Other provisions

These consist largely of provisions for environmental and similar matters.

22. Own equity instruments

Details on own equity instruments are as follows:

31 December 2006	Settlement	Category	Maturity	Strike price[a] (CHF)	In equivalent shares	Fair value in millions CHF
Registered shares	n/a	Equity	n/a	n/a	173,512	196
Written calls	Gross shares	Equity	2007-2011	575.00-1,050.00	335,875	124
Purchased calls	Gross shares	Equity	2007-2009	509.70-656.40	900	-
Purchased calls	Net cash	Derivative	2008-2011	509.70-1,050.00	128,829	42

a) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends.

31 December 2005	Settlement	Category	Maturity	Strike price[a] (CHF)	In equivalent shares	Fair value in millions CHF
Registered shares	n/a	Equity	n/a	n/a	257,952	230
Written calls	Gross shares	Equity	2007-2010	509.70-805.00	360,100	100
Purchased calls	Gross shares	Equity	2006	510.32-628.13	100,590	30
Purchased calls	Net cash	Derivative	2006-2010	506.30-805.00	171,060	45
Written puts	Gross shares	Financial liability	2006	510.32-628.13	252,427	-

a) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends.

23. Equity

Share capital

At 31 December 2006, the share capital amounts to CHF 72,321,600 divided into 7,232,160 fully paid-up registered shares with a nominal value of CHF 10 each. Every share gives the right to one vote.

The Board of Directors has at its disposal conditional capital of a maximum aggregate amount of CHF 10,000,000 that may be issued through a maximum of 1,000,000 registered shares, of which a maximum of CHF 1,000,000 can be used for executive share options plans. The Board of Directors was authorised until 16 April 2006 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in registered shares with a par value of CHF 10 per share. At the Annual General Meeting on 7 April 2006, the shareholders approved the extension of the existing authorised capital of CHF 10,000,000 until 7 April 2008. On 6 April 2006, 32,160 shares were issued as conditional capital in order to fulfil obligations relating to the executive share option plans.

On 30 June 2003, the Group started a share buy back programme that was originally planned to last until 30 June 2004. On 14 June 2004, the Board of Directors resolved to extend this programme until 30 June 2005. The Group intended to reduce its share capital of 8,000,000 to 7,200,000 registered shares with a subsequent cancellation of the shares bought back. The buying of a maximum of 800,000 registered shares (representing 10% of the share capital, before the issuance of shares from the conditional capital on 6 April 2006) was made through a second trading line on virt-x. On 3 May 2005, the Group had completed its second share buy back programme with the repurchase of 800,000 registered shares over a second trading line on virt-x. At the Annual General Meeting on 16 April 2004, the shareholders agreed with the cancellation of 200,000 repurchased shares and with the corresponding reduction of the share capital by 2.5%, from CHF 80,000,000 to CHF 78,000,000. The cancellation became effective on 5 July 2004. At the Annual General Meeting on 27 April 2005, the shareholders agreed with the cancellation of a further 400,000 repurchased shares and with the corresponding reduction of the share capital by 5.1%, from CHF 78,000,000 to CHF 74,000,000. The cancellation became effective on 14 July 2005. At the Annual General Meeting on 7 April 2006, the shareholders agreed with the cancellation of a further 200,000 repurchased shares and with the corresponding reduction of the share capital by 2.7%, from CHF 74,000,000 to CHF 72,000,000. The cancellation became effective on 26 June 2006.

On 6 May 2005, the Group started a further share buy back programme that should have lasted until 31 May 2006. On 17 February 2006, the Board of Directors resolved to extend this programme until 31 May 2007. The Group intended to reduce its share capital of 7,232,160 to 6,512,160 registered shares (reduction of 7,200,000 to 6,480,000 registered shares before the issuance of shares from the conditional capital on 6 April 2006) with a subsequent cancellation of the shares bought back. The buying of a maximum of 720,000 registered shares (representing 10% of the share capital) was to be made through a second trading line on virt-x. At the end of 2006, Givaudan had resold all the 133,800 shares bought under the third buy back programme, as part of the financing of the future purchase of Quest International (see note 4 on Business combination – agreement to acquire Quest International).

Movements in own equity instruments are as follows:

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
▶ Balance at 1 January 2006	257,952				318
Registered shares					
Purchases at cost	258,460	1,017.24	977.38	905.50	253
Issuance of shares	32,160	1,038.00	1,038.00	1,038.00	33
Sales and transfers at cost	(175,060)	1,163.00	920.18	906.00	(161)
Cancellation of shares	(200,000)	785.13	754.57	735.33	(151)
(Gain) loss, net recognised in equity					(25)
Transaction costs					3
Movement on derivatives on own shares, net					(134)
▶ Balance at 31 December 2006	173,512				136

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
▶ Balance at 1 January 2005	592,262				664
Registered shares					
Purchases at cost	701,996	840.00	771.50	735.33	542
Sales and transfers at cost	(636,306)	833.99	779.01	745.60	(496)
Cancellation of shares	(400,000)	771.75	734.25	646.60	(294)
Exchangeable bond obligation					(3)
(Gain) loss, net recognised in equity					151
Movement on derivatives on own shares, net					(246)
▶ Balance at 31 December 2005	257,952				318

Restricted retained earnings and reserves

Restricted retained earnings and reserves include reserves required by statute or other local law in order to give to creditors an added measure of protection from the effects of losses. They include also any amounts received in excess of the par or stated value of registered shares issued.

Dividend distributions

At the Annual General Meeting held on 7 April 2006, the distribution of an ordinary dividend of CHF 17.60 gross per share (2005: ordinary dividend of CHF 9.80 plus an extraordinary dividend of CHF 6.50 gross per share) was approved. The ordinary dividend was paid on 12 April 2006. The distribution to holders of outstanding shares amounted to CHF 126 million and has been charged to retained earnings in 2006.

24. Contingent liabilities

From time to time and in varying degrees, Group operations and earnings continue to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates.

The industries in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable.

25. Cash flows from operations

in millions of Swiss francs	2006	2005
Result attributable to equity holders of the parent	412	406
Non-operating income and expenses	102	107
Operating profit	514	513
Depreciation of property, plant and equipment	91	87
Amortisation of intangible assets	19	19
Long-lived assets impairment	4	21
Other non-cash income and expenses	(15)	42
Adjustments for non-cash items	99	169
(Increase) decrease in inventories	(6)	(52)
(Increase) decrease in accounts receivable	(32)	(27)
(Increase) decrease in other current assets	(38)	4
Increase (decrease) in accounts payable	(14)	14
Increase (decrease) in other current liabilities	28	8
(Increase) decrease in working capital	(62)	(53)
Income taxes paid	(87)	(92)
Other operating cash flows, net	(15)	(35)
▶ Cash flows from (for) operating activities	449	502

26. Related parties

Transactions between Givaudan SA and its subsidiaries, which are related parties of Givaudan SA, have been eliminated on consolidation and are not disclosed in this note. The financial statements of Givaudan SA are available on pages 40 to 46.

Compensation of key management personnel

The compensation of the Board of Directors and the Executive Committee during the year was as follows:

in millions of Swiss francs	2006	2005
Salaries and other short-term benefits	8	8
Post-employment benefits	1	1
Other long-term benefits	-	-
Share-based payments	10	7
▶ Total compensation	19	16

There are no other significant related party transactions.

27. List of principal Group companies

The following are the principal companies of the Group. The companies are wholly-owned unless otherwise indicated (percentage of voting rights). Share capitals are shown in thousands of currency units.

Switzerland	Givaudan SA	CHF	72,322
	Givaudan Suisse SA	CHF	4,000
	Givaudan Finance SA	CHF	300,000
	Givaudan International SA	CHF	100
Argentina	Givaudan Argentina SA	ARS	10
Australia	Givaudan Australia Pty Limited	AUD	10
Bermuda	Givaudan International Ltd	USD	12
	FF Holdings (Bermuda) Ltd	USD	12
	FF Insurance Ltd	CHF	170
Brazil	Givaudan do Brasil Ltda	BRL	28,500
Canada	Givaudan Canada Co	CAD	12,901
China	Shanghai Givaudan Ltd	USD	7,750
	Givaudan Flavors (Shanghai) Ltd	USD	10,783
	Givaudan Specialties (Shanghai) Ltd	USD	10,000
Colombia	Givaudan Colombia SA	COP	6,965,925
France	Givaudan Participation SAS	EUR	41,067
	Givaudan France Fragrances SAS	EUR	9,600
	Givaudan France Arômes SAS	EUR	1,714
Germany	Givaudan Deutschland GmbH	EUR	4,100
India	Givaudan (India) Private Limited	INR	115,000
	Vinarom Private Limited	INR	80,335
Indonesia	P.T. Givaudan Indonesia	IDR	1,215,600
Japan	Givaudan Japan KK	JPY	1,000,000
Malaysia	Givaudan Malaysia Sdn Bhd	MYR	200
Mexico	Givaudan de Mexico SA de CV	MXN	51,760
Netherlands	Givaudan Nederland BV	EUR	4,050
Singapore	Givaudan Singapore Pte Ltd	SGD	24,000
South Africa	Givaudan South Africa (Pty) Ltd	ZAR	2
South Korea	Givaudan Korea Ltd	KRW	550,010
Spain	Givaudan Ibérica SA	EUR	8,020
Thailand	Givaudan (Thailand) Ltd (79%)	THB	15,400
United Kingdom	Givaudan UK Ltd	GBP	15,700
U.S.A.	Givaudan (United States) Inc	USD	0.05
	Givaudan Fragrances Corporation	USD	0.1
	Givaudan Flavors Corporation	USD	0.1
	Givaudan Flavors, Inc	USD	1.4

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 58 792 91 00
Fax +41 58 792 91 10

Report of the Group Auditors
to the General Meeting of Givaudan SA
Vernier

As auditors of the Group, we have audited the Consolidated Financial Statements of the Givaudan Group on pages 4 to 38 for the year ended 31 December 2006. These Consolidated Financial Statements are the responsibility of the Board of Directors of Givaudan SA. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements of the Givaudan Group present fairly, in all material respects, the financial position at 31 December 2006, and the results of operations and the cash flows for the year then ended in accordance with the International Financial Reporting Standards and comply with relevant Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

PricewaterhouseCoopers SA

Ralph R. Reinertsen
Auditor in charge

Andrew J. McCallum

Geneva, 16 February 2007

Statutory Financial Statements of Givaudan SA (Group Holding Company)

Income Statement for the Year Ended 31 December

in millions of Swiss francs	2006	2005
Income from investments in Group companies	117	372
Royalties from Group companies	301	337
Interest income from Group companies	18	9
Other income	156	139
Total income	592	857
Research and development expenses to Group companies	(128)	(117)
Interest expense	(13)	(21)
Amortisation of intangible assets	(17)	(17)
Other financial expenses	(134)	(273)
Other expenses	(20)	(24)
Withholding taxes and capital taxes	(6)	(6)
Total expenses	(318)	(458)
▶ Profit before taxes	274	399
Income taxes	(14)	(2)
▶ Net profit	260	397

Balance Sheet at 31 December

in millions of Swiss francs	2006	2005
Cash and cash equivalents	287	93
Marketable securities	314	187
Treasury shares allotted to share buy back programme		178
Accounts receivable from Group companies	26	37
Other current assets	86	77
Current assets	713	572
Investments in Group companies	1,434	1,421
Loans to Group companies	521	545
Other long-term investments	-	-
Intangible assets	284	276
Non-current assets	2,239	2,242
▶ Total assets	2,952	2,814
Loans from banks	153	152
Accounts payable to Group companies	30	19
Other payables and accrued liabilities	156	141
Current liabilities	339	312
Loans from Group companies	658	563
Non-current liabilities	658	563
▶ Total liabilities	997	875
Share capital	72	74
General legal reserve	99	66
Reserve for own equity instruments	171	197
Free reserve	1,165	1,084
Retained earnings		
Balance brought forward from previous year	188	121
Net profit of the year	260	397
▶ Equity	1,955	1,939
▶ Total liabilities and equity	2,952	2,814

1. General

The financial statements of Givaudan SA, Vernier near Geneva in Switzerland, are prepared in accordance with the provisions of Swiss company law and accepted business principles.

2. Valuation methods and translation of foreign currencies

Investments in, and loans to and from, Group companies are stated respectively at cost and nominal value less appropriate write-downs. Marketable securities are shown at the lower of cost and market value. Derivatives are re-valued at fair value.

In the balance sheet, foreign currency assets and liabilities are re-measured at year-end exchange rates with the exception of investments in Group companies which are valued at historical exchange rates. Foreign currency gains and losses are recorded in the income statement except for unrealised foreign currency gains which are deferred in the balance sheet.

3. Guarantees

Guarantees issued in favour of Group companies amounted to CHF 300 million (2005: CHF 300 million).

4. Equity

At 31 December 2006, the share capital amounts to CHF 72,321,600 divided into 7,232,160 fully paid-up registered shares with a nominal value of CHF 10 each. Every share gives the right to one vote.

The Board of Directors has at its disposal conditional capital of a maximum aggregate amount of CHF 10,000,000 that may be issued through a maximum of 1,000,000 registered shares, of which a maximum of CHF 1,000,000 can be used for executive share options plans. The Board of Directors was authorised until 16 April 2006 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in registered shares with a par value of CHF 10 per share. At the Annual General Meeting on 7 April 2006, the shareholders approved the extension of the existing authorised capital of CHF 10,000,000 until 7 April 2008. On 6 April 2006, 32,160 shares were issued as conditional capital in order to fulfil obligations relating to the executive share option plans.

On 30 June 2003, the Group started a share buy back programme that was originally planned to last until 30 June 2004. On 14 June 2004, the Board of Directors resolved to extend this programme until 30 June 2005. The Group intended to reduce its share capital of 8,000,000 to 7,200,000 registered shares with a subsequent cancellation of the shares bought back. The buying of a maximum of 800,000 registered shares (representing 10% of the share capital, before the issuance of shares from the conditional capital on 6 April 2006) was made through a second trading line on virt-x. On 3 May 2005, the Group had completed its second share buy back programme with the repurchase of 800,000 registered shares over a second trading line on virt-x. At the Annual General Meeting on 16 April 2004, the shareholders agreed with the cancellation of 200,000 repurchased shares and with the corresponding reduction of the share capital by 2.5%, from CHF 80,000,000 to CHF 78,000,000. The cancellation became effective on 5 July 2004. At the Annual General Meeting on 27 April 2005, the shareholders agreed with the cancellation of a further 400,000 repurchased shares and with the corresponding reduction of the share capital by 5.1%, from CHF 78,000,000 to CHF 74,000,000. The cancellation became effective on 14 July 2005. At the Annual General Meeting on 7 April 2006, the shareholders agreed with the cancellation of a further 200,000 repurchased shares and with the corresponding reduction of the share capital by 2.7%, from CHF 74,000,000 to CHF 72,000,000. The cancellation became effective on 26 June 2006.

On 6 May 2005, the Group started a further share buy back programme that should have lasted until 31 May 2006. On 17 February 2006, the Board of Directors resolved to extend this programme until 31 May 2007. The Group intended to reduce its share capital of 7,232,160 to 6,512,160 registered shares (reduction of 7,200,000 to 6,480,000 registered shares before the issuance of shares from the conditional capital on 6 April 2006) with a subsequent cancellation of the shares bought back. The buying of a maximum of 720,000 registered shares (representing 10% of the share capital) was to be made through a second trading line on virt-x. At the end of 2006, Givaudan had resold all the 133,800 shares bought under the third buy back programme, as part of the financing of the future purchase of Quest International. The CHF 141 million cash received is restricted for the payment of the acquisition.

Movements in own shares are as follows:

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
▶ Balance at 1 January 2006	257,952				197
Registered shares					
Purchases at cost	258,460	1,017.24	977.38	909.50	253
Issuance of shares	32,160	1,038.00	1,038.00	1,038.00	33
Sales and transfers at cost	(175,060)	1,163.00	920.18	906.00	(161)
Cancellation of shares	(200,000)	785.13	754.57	735.33	(151)
▶ Balance at 31 December 2006	173,512				171

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
▶ Balance at 1 January 2005	592,262				428
Registered shares					
Purchases at cost	701,996	840.00	771.50	735.33	542
Sales and transfers at cost	(636,306)	833.99	752.94	745.60	(479)
Cancellation of shares	(400,000)	771.75	734.25	646.60	(294)
▶ Balance at 31 December 2005	257,952				197

As 31 December 2006, there are no other companies controlled by Givaudan SA that hold Givaudan SA shares.

According to the information available to the Board of Directors at 31 December 2006, Nestlé SA with 11.93% (2005: 11.66%) and Chase Nominees Ltd with 6.89% (2005: 5.03%) of Givaudan shares,were the only shareholders registered with voting rights who held more than 5% of the total share capital.

5. Movements in equity

in millions of Swiss francs	Share Capital	General legal reserve	Reserve for own equity instruments	Free reserve	Retained earnings	Total
▶ **Balance at 1 January 2006**	74	66	197	1,084	518	1,939
Cancellation of shares	(2)			(149)		(151)
Issuance of shares	-	33				33
Appropriation of available earnings						
Transfer to the general legal reserve				200	(200)	
Dividend paid relating to 2005				4	(130)	(126)
Transfer to/from the reserve for own equity instruments			(26)	26		
Net profit of the year					260	260
▶ **Balance at 31 December 2006**	72	99	171	1,165	448	1,955

in millions of Swiss francs	Share Capital	General legal reserve	Reserve for own equity instruments	Free reserve	Retained earnings	Total
▶ **Balance at 1 January 2005**	78	66	428	982	399	1,953
Cancellation of shares	(4)			(290)		(294)
Appropriation of available earnings						
Transfer to the general legal reserve				150	(150)	
Dividend paid relating to 2004				11	(128)	(117)
Transfer to/from the reserve for own equity instruments			(231)	231		
Net profit of the year					397	397
▶ **Balance at 31 December 2005**	74	66	197	1,084	518	1,939

6. List of principal direct subsidiaries

The following are the principal direct subsidiaries of the company, which are wholly-owned unless otherwise indicated (percentage of voting rights).

Switzerland	Givaudan Suisse SA
	Givaudan Finance SA
	Givaudan International SA
Argentina	Givaudan Argentina SA
Australia	Givaudan Australia Pty Limited
Brazil	Givaudan do Brasil Ltda
China	Shanghai Givaudan Ltd
	Givaudan Flavours (Shanghai) Ltd
	Givaudan Specialties (Shanghai) Ltd
Colombia	Givaudan Colombia SA
France	Givaudan Participation SAS
Germany	Givaudan Deutschland GmbH
India	Givaudan (India) Private Limited
Indonesia	P.T. Givaudan Indonesia
Japan	Givaudan Japan KK
Malaysia	Givaudan Malaysia Sdn Bhd
Mexico	Givaudan de Mexico SA de CV
Netherlands	Givaudan Nederland BV
Singapore	Givaudan Singapore Pte Ltd
South Africa	Givaudan South Africa (Pty) Ltd
South Korea	Givaudan Korea Ltd
Spain	Givaudan Ibérica, SA
Thailand	Givaudan (Thailand) Ltd (79%)
United Kingdom	Givaudan UK Ltd

Appropriation of Available Earnings of Givaudan SA

Proposal of the Board of Directors to the General Meeting of Shareholders

in Swiss francs	2006	2005
Net profit of the year	260,495,247	397,447,090
Balance brought forward from previous year	188,390,845	121,183,755
▶ Total available earnings	448,886,092	518,630,845
Distribution of an ordinary dividend of CHF 18.80 gross per share (2005: CHF 17.60)	135,964,608	130,240,000
Transfer to free reserve	200,000,000	200,000,000
▶ Total appropriation of available earnings	335,964,608	330,240,000
▶ Amount to be carried forward	112,921,484	188,390,845

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 58 792 91 00
Fax +41 58 792 91 10

Report of the Statutory Auditors

to the General Meeting of Givaudan SA

Vernier

As statutory auditors, we have audited the accounting records and the financial statements on pages 40 to 45 of Givaudan SA for the year ended 31 December 2006.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with relevant Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

Ralph R. Reinertsen
Auditor in charge

Andrew J. McCallum

Geneva, 16 February 2007

Contact

Givaudan SA
Chemin de la Parfumerie 5
CH – 1214 Vernier, Switzerland
T + 41 22 780 91 11
F + 41 22 780 91 50
www.givaudan.com

Credits

Photos
Jiang Shengsheng
Photographer Shanghai

Dr h.c. Roman Kaiser
Research Director, Givaudan

Willi Grab
Flavours R&D, Givaudan

Xiaogen Yang
Flavours R&D, Givaudan

Peter Wullschleger
Head of Corporate Communications
& Investor Relations, Givaudan

Magali Dauwalder
Media Relations,
Corporate Communications, Givaudan

Design and Typesetting
Latitudesign
Nyon / Vaud, Switzerland

Photolithography
Scan Graphic SA
Nyon / Vaud, Switzerland

Printing
Courvoisier-Attinger
Bienne / Bern, Switzerland

The Givaudan Annual Report is published in English, German and French
The Givaudan Financial Report is published in English

Chlorine-free paper – Printed in Switzerland



Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com

END